Exhibit 99.5

ARRANGEMENT AGREEMENT

SILVERCORP METALS INC.

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ADVENTUS MINING CORPORATION

APRIL 26, 2024

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TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION

1.1	Defined Terms	3
1.2	Certain Rules of Interpretation	18
1.3	Schedules	20

	ARTICLE 2 THE ARRANGEMENT

2.1	Arrangement	20
2.2	Interim Order	20
2.3	The Company Meeting	22
2.4	The Company Circular	23
2.5	Final Order	24
2.6	Court Proceedings	24
2.7	Company Options and Company RSUs	26
2.8	Articles of Arrangement and Effective Date	26
2.9	Payment of Consideration	26
2.10	Tax Treatment	26
2.11	Withholding Taxes	27
2.12	U.S. Securities Law Matters	27

	ARTICLE 3 REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company	29
3.2	Representations and Warranties of the Purchaser	29

	ARTICLE 4 COVENANTS

4.1	Interim Financing	30
4.2	Conduct of Business of the Company	30
4.3	Covenants of the Company Relating to the Arrangement	35
4.4	Conduct of Business of the Purchaser	36
4.5	Covenants of the Purchaser Relating to the Arrangement	37
4.6	Access to Information; Confidentiality	38
4.7	Public Communications	40
4.8	Notice Provisions	40
4.9	Insurance and Indemnification	40
4.10	Pre-Acquisition Reorganization	41
4.11	Employment Matters	43

	ARTICLE 5 COVENANTS REGARDING NON-SOLICITATION

5.1	Non-Solicitation	43
5.2	Notification of Acquisition Proposals	45
5.3	Responding to an Acquisition Proposal	46
5.4	Right to Match	46

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5.5	Breach by Subsidiaries and Representatives	48

	ARTICLE 6 CONDITIONS

6.1	Mutual Conditions Precedent	48
6.2	Additional Conditions Precedent to the Obligations of the Purchaser	49
6.3	Additional Conditions Precedent to the Obligations of the Company	50
6.4	Satisfaction of Conditions	51

	ARTICLE 7 TERM AND TERMINATION

7.1	Term	51
7.2	Termination	51
7.3	Effect of Termination/Survival	53
7.4	Expense Reimbursement and Termination Amount	53

	ARTICLE 8 GENERAL PROVISIONS

8.1	Amendments	55
8.2	Expenses	56
8.3	Notices	56
8.4	Time of the Essence	57
8.5	Injunctive Relief	57
8.6	Third Party Beneficiaries	58
8.7	Waiver	58
8.8	Entire Agreement	58
8.9	Successors and Assigns	58
8.10	Severability	59
8.11	Governing Law	59
8.12	Further Assurances	59
8.13	Rules of Construction	59
8.14	No Liability	59
8.15	Counterparts	59

Schedule A Plan of Arrangement

Schedule B Arrangement Resolution

Schedule C Company Representations and Warranties

Schedule D Purchaser Representations and Warranties

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of April 26, 2024,

BETWEEN:

SILVERCORP METALS INC.,

a corporation existing under the laws of the Province

of British Columbia

(the “Purchaser”)

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ADVENTUS MINING CORPORATION

a corporation existing under the laws of Canada

(the “Company”)

WHEREAS the Purchaser wishes to acquire all of the issued and outstanding Common Shares of the Company that it does hold prior to the Effective Time (as defined herein) in exchange for Purchaser Shares;

AND WHEREAS the Board has (i) unanimously determined that the Arrangement is fair to the Company Shareholders and in the best interests of the Company and (ii) resolved to recommend that the Company Shareholders vote in favour of the Arrangement;

AND WHEREAS the Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the CBCA;

AND WHEREAS the Purchaser has entered into Support and Voting Agreements with the Supporting Securityholders pursuant to which, among other things, the Supporting Securityholders have agreed to vote all of the Common Shares, Company Options and Company RSUs, as applicable, held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in such agreements;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (whether written or oral) from any Person or group of Persons other than the Purchaser or one or more of its Affiliates relating to: (i) any direct or indirect sale or disposition (or any lease, long-term supply agreement, licence or other arrangement having the same economic effect as a sale) of assets of the Company or any of its Subsidiaries (including any voting or equity securities of any of the Company’s Subsidiaries) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue or earnings, of the Company and its Subsidiaries taken as whole (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR+ prior to such offer, proposal or inquiry), or (ii) any direct or indirect acquisition by any Person or group of Persons acting jointly or in concert within the meaning of Securities Laws, of Common Shares (including securities convertible into or exercisable or exchangeable for Common Shares) representing, when taken together with the Common Shares of the Company (including securities convertible into or exercisable or exchangeable for Common Shares) held by any such Person or group of Persons, 20% or more of the Common Shares (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for Common Shares), in either case whether by way of take-over bid, tender offer, exchange offer, treasury issuance, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, share or asset purchase, joint venture, or other similar transaction involving the Company or any of its Subsidiaries, and whether in a single transaction or a series of related transactions.

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Anti-Corruption Laws” means laws, regulations and rules relating to anti-bribery or anti- corruption including the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada) and any laws, rules, regulations of any relevant jurisdiction covering a similar subject matter.

“Approved Budget” means the cash flow projection of the Company through to July 31, 2024 attached as Schedule 1.1(a) to the Company Disclosure Letter.

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means (i) the special resolution to be considered and, if thought fit, passed by the requisite majority of the Company Shareholders and Company Equity Compensation Holders, voting together as a class, at the Company Meeting to approve the Arrangement, and in accordance with the Interim Order, and (ii) if required, the resolution to be considered and, if thought fit passed by a simple majority of Company Shareholders, other than those parties required to be excluded under applicable Securities Laws, at the Company Meeting to approve the Arrangement, and substantially in the form and content of Schedule A.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.4(b).

“Business Day” means any day of the year, other than a Saturday, a Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or Toronto, Ontario.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning specified in Section 7.2(a)(iv)(B).

“Claim” means demand, action, suit, proceeding, investigation or claim, and any grievance, arbitration, assessment, reassessment, judgment, order or settlement or compromise relating thereto,

“Closing” has the meaning specified in Section 2.9(b).

“Collective Agreements” means all collective bargaining agreements and union agreements currently applicable to the Company and/or any of its Subsidiaries which impose any obligations upon the Company and/or any of its Subsidiaries with respect to any Company Employee.

“Common Shares” means common shares in the capital of the Company.

“Company” has the meaning specified in the preamble.

“Company Annual Financial Statements” means the audited financial statements of the Company as at December 31, 2022 and December 31, 2021, including the notes thereto;

“Company Assets” means all of the assets, Company Properties, Company Mineral Rights, permits, rights, licenses or other privileges (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Convertible Securities” means all Company Options, Company RSUs and Company Warrants.

“Company Diligence Information” means the documents provided or made available to the Purchaser by the Company following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including all documents included in the Company Filings and in any electronic data room, including the Data Room, to which the Purchaser has been provided access.

“Company Disclosure Letter” means the confidential disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means all officers and employees of the Company and/or its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees.

“Company Equity Compensation Holders” means holders of Company Options and Company RSUs.

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR+ since January 1, 2023.

“Company Financial Statements” means, collectively, the Company Annual Financial Statements and the Company Interim Financial Statements;

“Company Interim Financial Statements” means the unaudited condensed financial statements of the Company as at, and for the three months ended September 30, 2023 and 2022 including the notes thereto;

“Company Meeting” means the annual and special meeting of Company Shareholders, including any adjournment or postponement of such annual and special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Mineral Rights” has the meaning specified in Paragraph 28(a) of Schedule C.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company Share Compensation Plan.

“Company Properties” means the Curipamba Project and the Condor Project.

“Company RSUs” means, the outstanding restricted share units issued pursuant to the Company Share Compensation Plan.

“Company Share Compensation Plan” means the Company’s share compensation plan adopted on June 5, 2019 as amended on June 10, 2021, June 2, 2022, June 27, 2022 and June 8, 2023.

“Company Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Company Technical Reports” means the Feasibility Study report filed on SEDAR+ titled “NI 43-101 Technical Report, Feasibility Study, Curipamba El Domo Project, Central Ecuador”, with an effective date of October 26, 2021 and the Preliminary Economic Assessment filed on SEDAR+ titled “NI 43-101 Technical Report, Preliminary Economic Assessment, on Zamora-Chinchipe, Ecuador”, with an effective date of July 28, 2021.

“Company Warrants” means the common share purchase warrants of the Company outstanding as of the date of this Agreement.

“Competition Act” means the Competition Act (Canada).

“Condor Project” means the Company’s Condor gold project located in the Zamora- Chinchipe province in Ecuador.

“Confidential Information” means, in respect of a Party (the “Disclosing Party”), all information concerning the Disclosing Party that is made available by the Disclosing Party or any of its Representatives to the other Party (the “Receiving Party”) or any of its Representatives, whether in verbal, visual, written, electronic or other form, together, in each case, with all notes, memoranda, summaries, analyses, studies, compilations and other writings relating thereto or based thereon prepared by the Receiving Party or any of its Representatives; provided, however, that the term “Confidential Information” does not include information which (a) was in the possession of the Receiving Party before it was made available by the Disclosing Party or any of its Representative to the Receiving Party or any of its Representatives; (b) is independently developed by the Receiving Party without use of the Confidential Information of the Disclosing Party; (c) is now, or hereafter becomes, available to the public other than as a result of disclosure prohibited by this Agreement; or (d) becomes available to the Receiving Party or any of its Representatives on a non-confidential basis from a source other than the Disclosing Party or any of its Representatives and such source is not, to the knowledge of the Receiving Party following reasonable inquiry, under any obligation to keep such information confidential.

“Confidentiality Agreement” means the confidentiality agreement between the Purchaser and the Company dated February 29, 2024.

“Consideration” means 0.1015 of a Purchaser Share for each Common Share.

“Constating Documents” means, in respect of a Party, the articles and notice of articles, articles of incorporation, formation, amalgamation or continuation, as applicable, charters, operating agreements, by-laws `or other organizational documents of such Party and all amendments to such articles, charters, operating agreements, by-laws or other organizational documents.

“Contract” means, in respect of a Party, any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation, arrangement or undertaking (written or oral), together with any amendments and modifications thereto, to which such Party or any of its Subsidiaries is a party or by which such Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Curipamba Project” means the Company’s Curipamba copper-gold project located in central Ecuador.

“Data Room” means the material contained in each of the virtual data rooms established by the Company in connection with the transaction contemplated hereby as at 5:00 p.m. on April 25, 2024.

“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Disclosing Party” has the meaning specified in the definition of Confidential Information.

“Dissent Rights” means the rights of dissent in respect of the Arrangement under the CBCA described in the Plan of Arrangement.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System maintained by the SEC.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, post- employment benefit, bonus, profit sharing, option, stock appreciation, equity or equity- based, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, termination, severance, change of control, disability, superannuation, pension, supplemental pension or supplemental retirement plans and other employee or director compensation or benefit plans, policies, practices, trusts, funds, agreements, arrangements or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, and in each case for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees, former Company Employees, or any spouses, dependents, survivors or beneficiaries of such Persons, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability but, for greater certainty,

“Employee Plans” does not include any Collective Agreements and any statutory plans administered by a Governmental Entity and with which the Company or any of its Subsidiaries is required to comply, including the Canada Pension Plan, Québec Pension

Plan and plans administered under applicable provincial health tax, workers’ compensation, workplace health and safety insurance and employment insurance legislation.

“Environmental Laws” means all applicable Laws relating to worker health and safety, pollution, natural resources, protection of the natural environment or any species that might make use of it or the generation, production, import, export, use, handling, storage, treatment, transportation, disposal or Release of Hazardous Substances, including under common law, and all Authorizations issued pursuant to such applicable Laws.

“Expense Reimbursement Amount” has the meaning specified in Section 7.4(a).

“Fairness Opinion Provider” means Raymond James Ltd.

“Fairness Opinions” means the opinions of each of the Financial Advisor and the Fairness Opinion Provider to the effect that, as of the date of such opinion, the Consideration to be received by the Company Shareholders is fair, from a financial point of view, to such holders (other than the Purchaser).

“Final Order” means the final order of the Court made pursuant to section 192 of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor” means Cormark Securities Ltd.

“Government Official” means any official, employee, or representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent, authority or representative of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, anti-trust, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange on which the securities of the relevant Party are listed and posted for trading.

“Hazardous Substances” means (i) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos, asbestos-containing materials and polychlorinated biphenyls and (ii) any substance that is defined, regulated, prohibited, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) works of authorship, copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trademarks, trademark registrations, trademark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software, excluding commercially available off-the-shelf software; and (viii) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting and the voting requirements with respect to the Arrangement Resolution, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably.

“Investment Agreement” means the investment agreement entered into between the Company and the Purchaser dated April 26, 2024.

“Investment Canada Act” means the Investment Canada Act (Canada).

“IT Assets” means any and all Software, hardware, servers, systems, networks, data communications lines, websites, platforms, and other computer, information technology or telecommunications assets and equipment, in each case, owned, leased, or licensed for use by the Company or any of its Subsidiaries.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities and, to the extent that they have the force of law, a code, rule or any policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Legal Proceedings” means any litigation, action, application, suit, investigation, inquiry, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory, criminal or arbitration proceeding or other similar proceeding, before or by any Governmental Entity (including any appeal or review thereof and any application for leave for appeal or review).

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Matching Period” has the meaning specified in Section 5.4(a)(iii).

“Material Adverse Effect” means, in respect of either Party, any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of such Party and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from, arising in connection with or related to:

(a)	any change or development generally affecting the mining industry in Ecuador, China, or globally;

(b)	any changes or development in global, national or regional political conditions;

(c)	any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, credit, commodities, securities or capital markets in Canada, the United States, China, Ecuador or globally;

(d)	any adoption, proposal, implementation or change in applicable Law or any interpretation of applicable Law by any Governmental Entity;

(e)	any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business;

(f)	any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster;

(g)	the commencement or continuation of war, civil disturbances, protests, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(h)	the commencement or continuation of an epidemic, pandemic or other outbreak of illness or public health event, including the escalation or worsening thereof;

(i)	the announcement of this Agreement or the transactions contemplated hereby (including carrying out the activities under the Approved Budget), or pendency thereof, including any loss or threatened loss of, or adverse change (whether brought on by the actions of a third party or otherwise) or threatened adverse change in, the relationship of such Party and/or any of its Subsidiaries with any of its current or prospective employees, customers, shareholders, distributors, suppliers, counterparties, government, regulatory bodies, communities, insurance underwriters or partners;

(j)	any action taken (or omitted to be taken) by such Party or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement (including carrying out the activities under the Approved Budget) or that is consented to by the other Party in writing;

(k)	any matter which (i) has been publicly disclosed in the Company Filings prior to the date of this Agreement or (ii) has been disclosed in the Company Disclosure Letter;

(l)	any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that, without limiting the applicability of clauses (a) through (k) and (m) of this definition, the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); and

(m)	any change in the market price or trading volume of any securities of such Party (it being understood that, without limiting the applicability of clauses (a) through (l) of this definition, the causes underlying such change may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of such Party trade, provided, however that (A) with respect to clauses (a) through (h) of this definition, such matter does not have a materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating internationally (and for greater certainty, not confined to comparable companies and entities operating in such Party’s jurisdiction of operation) in which such Party and/or its Subsidiaries operate, in which case, such effect may be taken into account in determining whether a Material Adverse Effect in respect of such Party has occurred, and (B) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party: (i) that relates to any streaming rights, royalty interests or other similar rights or interests in any of the Company; (ii) relating to indebtedness for borrowed money in excess of $325,000 or pursuant to which the Company or any of its Subsidiaries has guaranteed the liabilities, obligations or indebtedness of any other Person; (iii) restricting, or which may in the future restrict, the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien), the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or the payment of dividends or other distributions by the Company or any of its Subsidiaries; (iv) relating to or providing for the establishment, investment in, organization, formation, or governance of any joint venture, limited liability company or partnership with any other Person; (v) that creates an exclusive dealing arrangement or right of first offer or refusal that is material to the Company and its Subsidiaries taken as a whole, to the benefit of a third party, other than joint operating agreements, bidding agreements and other industry standard agreements entered into in the Ordinary Course; (vi) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $325,000; (vii) that limits or restricts, or may in the future limit or restrict, the ability of the Company or any Subsidiary to acquire any property, to engage in any line of business or to carry on business in any geographic area, or the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services; (viii) that constitutes a hedge contract, futures contract, swap contract, option contract or similar derivative Contract, in the case of an option, with a gross amount of premium payable at the time of execution (based on the greater of fair market value or actual premium payable) of $325,000 or more or, in the case of any other transaction, with a gross notional amount of $325,000 or more; (x) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $325,000 over the remaining term; (xi) that constitutes an amendment, supplement, renewal or modification in respect of any of the foregoing; or (xii) which, if terminated or if it ceased to be in effect, would have a Material Adverse Effect on the Company or is otherwise material to the Company.

“Material Subsidiaries” has the meaning specified in Paragraph 9(b) of Schedule C.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“Notice” has the meaning specified in Section 8.3.

“Notifiable Transactions Regulations” means the Notifiable Transactions Regulations (SOR/87-348) made pursuant to the Competition Act (Canada).

“NYSE” means the NYSE American, LLC.

“officer” has the meaning specified in the Securities Act (Ontario).

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means, with respect to an action taken by a Party or its Subsidiary, that such action is (i) required to be taken in order to comply with applicable Law and/or (ii) is consistent in scope, nature and magnitude with the past practices of such Party or such Subsidiary, and is taken in the usual and ordinary course of the normal operations of the business of such Party or such Subsidiary, provided however that from and after the date of this Agreement, any action taken by the Company or any of its Subsidiaries that is reasonably necessary to implement or comply with the Approved Budget shall be deemed to have been taken by the Company or any of its Subsidiaries in the Ordinary Course.

“OTCQX” means the OTCQB Venture Markets.

“Outside Date” means July 31, 2024 or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company and the Purchaser, and “Party” means any one of them.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens or deposits for Taxes or charges for electricity, gas, power, water and other utilities (i) which are not yet due and payable or delinquent or (ii) which are being contested in good faith by appropriate proceedings and in respect of which the applicable Governmental Entities are prevented from taking collection action during the valid contest of such amounts and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company in accordance with IFRS;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets, provided that such Liens are related to obligations not yet due or delinquent, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by applicable Law imposed by any Governmental Entity having jurisdiction over real property;

(c)	municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property;

(d)	customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which the Company or any of its Subsidiaries conduct their business, provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights (i) were not incurred in connection with any indebtedness, and (ii) do not, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e)	Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those Liens relate to costs and expenses for which payment is not yet due or delinquent;

(f)	easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, that in each case do not materially adversely impact the use of such property as it is being used on the date of this Agreement;

(g)	such other imperfections or irregularities of title or Liens as do not individually or in the aggregate materially detract from the value or materially adversely affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties;

(h)	any Liens, other than those described above, that are (i) registered or of record as of the date hereof against title to real property comprising Company Assets in the applicable land registry offices or recording offices, or (ii) registered or recorded, as of the date hereof, against the Company Assets in a public personal property registry, or similar registry systems; and

(i)	Liens listed and described in Schedule 1.1(b) of the Company Disclosure Letter.

“Person” includes any individual, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, body corporate, trust, organization, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and Section 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of both the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 4.10;

“Private Placement” means the private placement offering of 67,441,217 Common Shares of the Company to the Purchaser pursuant to the terms and conditions of the Investment Agreement.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Share” means a common share in the capital of the Purchaser.

“Purchaser Filings” means all documents publicly filed under the profile of the Purchaser on SEDAR+ and EDGAR since January 1, 2023.

“Purchaser Material Property” means the material property of the Purchaser located in the Ying Mining District, Henan Province, China.

“Purchaser Mineral Rights” has the meaning specified in Paragraph 18 of Schedule D.

“Purchaser Property” has the meaning specified in Paragraph 18 of Schedule D.

“Real Property Lease” means any lease, sublease, license, occupancy agreement or other agreement with respect to any real property leased, subleased or licensed by the Company or any of its Subsidiaries.

“Receiving Party” has the meaning specified in the definition of Confidential Information.

“Regulatory Approval” means, in respect of a Party, any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required to be obtained or made by such Party in connection with the Arrangement or otherwise necessary to permit the Parties to complete their obligations under this Agreement.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Replacement Purchaser Options” means the options to purchase Purchaser Shares, to be issued in exchange for Company Options pursuant to the Plan of Arrangement;

“Representative” has the meaning specified in Section 5.1(a).

“Required Approval” has the meaning specified in Section 2.2(c).

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means the applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (Ontario) and any other applicable Canadian provincial securities laws, rules and regulations and published policies thereunder.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+ maintained on behalf of the Securities Authorities.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Stream Agreement” means the precious metals purchase agreement dated as of January 17, 2022 among the Company, Alliance Metals International and Wheaton Precious Metals International Ltd., as the same may be amended from time to time.

“Superior Proposal” means any bona fide written Acquisition Proposal from a Person or group of Persons (together with their Affiliates) who is (or who are each) at arm’s length to the Company to acquire not less than all of the outstanding Common Shares (other than the Common Shares beneficially owned by the Person or group of Persons making such Superior Proposal and their respective Affiliates) or all or substantially all of the assets of the Company on a consolidated basis: (i) that did not result from or involve a breach of Article 5, (ii) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal; (iii) that is not subject to any financing contingency and in respect of which, to the satisfaction of the Board, acting in good faith, adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (iv) that is, as at the date the Company provides the Superior Proposal Notice to the Purchaser, not subject to any due diligence or access condition; and (v) in respect of which the Board determines, in its good faith judgment, after receiving the advice of its financial advisors and its outside legal advisors and after taking into account all the terms and conditions of the Acquisition Proposal, that the Acquisition Proposal would, if completed in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(b)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(a)(ii).

“Support and Voting Agreements” means each of the support and voting agreements dated the date hereof between the Purchaser and the Supporting Securityholders.

“Supporting Securityholders” means collectively, each of the directors and officers of the Company that own Common Shares and Ross Beaty and Wheaton Precious Metals, each of which has entered into a Support and Voting Agreement.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, escheat, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) for or to or in respect of any other Person, including as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute (including under sections 159 and 160 of the Tax Act); and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Termination Amount” has the meaning specified in Section 7.4(a).

“Termination Amount Event” has the meaning specified in Section 7.4(b).

“Trade Control Laws” means economic sanctions, anti-terrorism, customs and export and technology transfer control laws, including (i) the Special Economic Measures Act (Canada)¸ the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Extraterritorial Measures Act, the Export and Import Permits Act (Canada), the Defence Production Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act and the Customs Act (Canada).

“Trafigura Credit Agreement” means the credit agreement dated July 31, 2022 among the Company, Curimining S.A., Salazar Holdings Limited, and Trafigura Pte Ltd., as amended.

“Trafigura Credit Facility” means the credit facility of $45,000,000 and a $10,000,000 equity commitment provided to the Company by Trafigura Pte Ltd. pursuant to the Trafigura Credit Agreement and the Trafigura Offtake Agreement.

“Trafigura Offtake Agreement” means the offtake financing agreement between the Company and Trafigura Pte Ltd. in respect of the Curipamba Project.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in the United States and each of the states in the United States.

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to dollars or to $ are references to United States dollars, unless otherwise specified.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “made available” means copies of the subject materials were included in the Data Room.

(e)	Capitalized Terms. All capitalized terms used in any Schedule hereto have the meanings ascribed to them in this Agreement.

(f)	Knowledge. Where any representation or warranty is expressly qualified by reference:

(i)	to the knowledge of the Company, it is deemed to refer to the actual or constructive knowledge of Christian Kargl-Simard, Chief Executive Officer and President, and Frances Kwong, Vice President Finance, Chief Financial Officer, and Corporate Secretary after making reasonable inquiries of the applicable employees, consultants or directors of the Company or its Subsidiaries, in each case who are currently employed or under contract and not absent from work by reason of leave of absence or otherwise, or otherwise engaged by the Company on an ongoing basis, as applicable, with respect to the matters that are the subject of the representations and warranties; or

(ii)	to the knowledge of the Purchaser, it is deemed to refer to the actual or constructive knowledge of Rui Feng, Chief Executive Officer; Derek Liu, Chief Financial Officer and Lon Shaver, President, after making reasonable inquiries of the applicable employees, consultants or directors of the Purchaser or its Subsidiaries, in each case who are currently employed and not absent from work by reason of leave of absence or otherwise, or otherwise engaged by the Company, as applicable, with respect to the matters that are the subject of the representations and warranties.

(g)	Accounting Terms. Unless otherwise specified herein, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(h)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(j)	Time References. References to time are to local time, Toronto, Ontario.

(k)	Affiliates and Subsidiaries. For the purpose of this Agreement, a Person is an “Affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction, by contract or otherwise, over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

1.3	Schedules

(a)         The Schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(b)        The Company Disclosure Letter itself and all information contained in it is Confidential Information of the Company and may not be disclosed by either Party unless (i) it is required to be disclosed pursuant to applicable Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party, acting reasonably and in good faith, needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement and in any event prior to May 22, 2024, the Company shall apply in a manner reasonably acceptable to the

Purchaser pursuant to section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	if required, an order extending the time for calling an annual meeting pursuant to Section 133(3) of the CBCA, such that the Company Meeting shall constitute both an annual and special meeting of the Company Shareholders;

(c)	that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be (i) two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders and the Company Equity Compensation Holders present in person or by proxy at the Company Meeting and entitled to vote at the Company Meeting voting together as a class and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Company Shareholders present or represented by proxy at the Company Meeting and entitled to vote at the Company Meeting, excluding for this purpose the votes cast in respect of Common Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(d)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements, shall apply in respect of the Company Meeting;

(e)	for the grant of the Dissent Rights only to those Company Shareholders who are registered Company Shareholders as at the Record Date and as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(h)	confirmation of the record date for the purposes of determining the Company Shareholders and Company Equity Compensation Holders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order (which date shall be fixed and published by the Company in consultation with the Purchaser);

(i)	that the record date for the Company Shareholders and Company Equity Compensation Holders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by applicable Laws;

(j)	that the Parties intend to rely upon the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof for the issuance of the Purchaser Shares pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the Company Shareholders and the Company Equity Compensation Holders who are entitled to receive Purchaser Shares and/or Replacement Purchaser Options pursuant to the Arrangement; and

(k)	for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

2.3	The Company Meeting

Subject to the terms of this Agreement and the receipt of the Interim Order, the Company shall in consultation with the Purchaser:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Law as soon as reasonably practicable, and in any event on or before 35 days following the issuance of the Interim Order, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(i)	as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled), by applicable Law or by a valid Company Shareholder action (which action is not solicited or proposed by the Company or the Board); or

(ii)	as otherwise expressly permitted under this Agreement;

(b)	use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution or the completion of any of the transactions contemplated by this Agreement as determined by the Board, acting reasonably, including, if so requested by the Purchaser, acting reasonably, using proxy solicitation services firms acceptable to the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm, as reasonably requested from time to time by the Purchaser, provided that the Purchaser shall be responsible for paying all expenses relating to such proxy solicitation services firms;

(d)	consult with the Purchaser in fixing the date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(e)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f)	promptly advise the Purchaser of receipt of any communication (written or oral) from any Company Shareholder or any other securityholder of the Company in opposition to the Arrangement (other than non-substantive communications) and/or relating to the exercise or purported exercise or withdrawal of Dissent Rights;

(g)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting (unless required by applicable Law or the Interim Order);

(h)	not waive any failure by any holder of Common Shares to deliver a notice of exercise of Dissent Rights, make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights by the specified deadlines therefor set out in this Agreement or the Plan of Arrangement without the prior written consent of the Purchaser; and

(i)	at the request of the Purchaser from time to time, the Company shall provide the Purchaser with: (i) a list of the registered Company Shareholders, together with their addresses and respective holdings of Common Shares; (ii) such lists of the Company Equity Compensation Holders, together with their addresses and respective holdings of Company Options and Company RSUs; and/or (iii) a list of participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC (as applicable), and non-objecting beneficial owners of the Common Shares, together with their addresses and respective holdings of the Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Company Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with the Company Shareholders with respect to the Arrangement.

2.4	The Company Circular

(a)         Subject to the Purchaser’s compliance with Section 2.4(d), the Company shall promptly prepare and complete the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder, Company Equity Compensation Holders and any other Person as required by the Interim Order and Law, in each case using all reasonable commercial efforts so as to permit the Company Meeting to be held as soon as reasonably practicable as specified in Section 2.3(a).

(b)         On the date of mailing thereof, the Company shall ensure that the Company Circular complies in all material respects with applicable Law and the Interim Order, does not contain any Misrepresentation (except that the Company shall not be responsible for any information included in the Company Circular that was furnished by the Purchaser for inclusion in the Company Circular pursuant to Section 2.4(d)) and provides the Company Shareholders and the Company Equity Compensation Holders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular shall include: (i) a copy of each of the Fairness Opinions, (ii) subject to Article 5, a statement that the Board has received each of the Fairness Opinions and has unanimously, after receiving legal and financial advice, determined that the Consideration is fair, from a financial point of view, to the Company Shareholders (other than the Purchaser) and that the Arrangement is in the best interests of the Company and recommends that the Company Shareholders and Company Equity Compensation Holders vote in favour of the Arrangement Resolution (the “Board Recommendation”), and (iii) a statement that the Supporting Securityholders of the Company have agreed to vote their Common Shares, Company Options and Company RSUs (as applicable) in favour of the Arrangement Resolution pursuant and in accordance with, and subject to the terms and conditions of, the Support and Voting Agreements.

(c)        The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to the Purchaser or any of its Affiliates included in the Company Circular must be in a form and content satisfactory to the Purchaser.

(d)        The Purchaser shall provide the Company with, on a timely basis, all information regarding the Purchaser, its Affiliates and the securities of the Purchaser to be issued pursuant to the Arrangement, as required by applicable Laws for inclusion in the Company Circular or in any amendments or supplements to the Company Circular. Provision of such information regarding the Purchaser and its Affiliates by the Purchaser to the Company for inclusion in the Company Circular shall constitute the Purchaser’s express representation and warranty that such information does not contain any Misrepresentation.

(e)        Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by applicable Law, file the same with the Securities Authorities or any other Governmental Entity as required.

2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is approved at the Company Meeting in accordance with the terms of the Interim Order, the Company shall promptly (and in any event not later than three Business Days after the Company Meeting) take all steps necessary to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA, and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will only do so after prior notice to the Purchaser, and affording the Purchaser a reasonable opportunity to consult with the Company regarding the same.

2.6	Court Proceedings

(a)         The Purchaser shall cooperate with and assist the Company in, and consent to the Company, seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information regarding the Purchaser as reasonably requested by the Company or as required by applicable Law to be supplied by the Purchaser in connection therewith.

(b)     In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, and in each case subject to applicable Law, the Company shall:

(i)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(ii)	provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with pursuing the Interim Order or the Final Order, and give reasonable consideration to all such comments;

(iii)	provide legal counsel to the Purchaser with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(iv)	not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions on a timely basis prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement;

(v)	ensure that all material filed with the Court in connection with pursuing the Interim Order or the Final Order is consistent in all material respects with this Agreement and the Plan of Arrangement;

(vi)	oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement;

(vii)	if at any time after the issuance of the Final Order and prior to the Effective Date the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser; and

(viii)	not file any material with the Court in connection with pursuing the Interim Order or the Final Order or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed, provided that the Purchaser may, in its sole discretion, withhold its consent with respect to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations or diminishes or limits the Purchaser’s rights set forth in any such filed or served materials or under this Agreement.

2.7	Company Options and Company RSUs

The Company Options and Company RSUs that are outstanding immediately prior to the Effective Time shall be dealt with in accordance with the Plan of Arrangement.

2.8	Articles of Arrangement and Effective Date

(a)         The Company shall file the Articles of Arrangement with the Director, and the Effective Date shall occur, on the date which is three Business Days after the date on which all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. From and after the Effective Time, the Arrangement will have all of the effects provided by applicable Law, including the CBCA.

(b)         The closing of the Arrangement (the “Closing”) will take place electronically or at such other location as may be agreed upon by the Parties.

2.9	Payment of Consideration

The Purchaser shall, following receipt by the Company of the Final Order and prior to the Effective Time, (i) deposit, or cause to be deposited, in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Purchaser Shares to satisfy the aggregate consideration payable to Company Shareholders (excluding Company Shareholders who have validly exercised Dissent Rights and the Purchaser or its affiliates) pursuant to the Plan of Arrangement; and (ii) to the Company, as a non-interest bearing loan, sufficient cash to pay the aggregate amount payable by the Company to the Company RSU Holders for the cancellation of all outstanding Company RSUs in accordance with the Plan of Arrangement.

2.10	Tax Treatment

(a)          The Parties acknowledge and agree that, for Canadian income tax purposes, it is their mutual intention that: (i) the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option under the Plan of Arrangement; and (ii) the exchange of Common Shares for Purchaser Shares under the Plan of Arrangement be subject to section 85.1 of the Tax Act, except in respect of any Company Shareholder that includes any portion of the gain or loss which would otherwise be realized on the disposition of Common Shares hereunder in its return of income for the taxation year in which such exchange occurs.

(b)         For greater certainty, neither Company nor Purchaser shall have any responsibility or liability to (i) any holder of Company Options in the event that subsection 7(1.4) of the Tax Act is determined not to apply to such the exchange of such holder’s Company Options for Replacement Options under the Plan of Arrangement; or (ii) any Company Shareholder in the event that subsection 85.1(1) of the Tax Act is determined not to apply to such Company Shareholder’s disposition of Common Shares to Purchaser under the Plan of Arrangement.

2.11	Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, (a “Payor”) shall be entitled to deduct or withhold from the consideration payable or otherwise deliverable to any Person (a “Recipient”) pursuant to the Arrangement or this Agreement, including Company Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders or former holders of Company Options or Company RSUs, such Taxes or other amounts as the Payor is required to deduct or withhold with respect to such payment or delivery under the Tax Act or any provision of any other applicable Law. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under the Arrangement and this Agreement as having been paid to the Recipient in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate authority or person in accordance with applicable Law. Each Payor and any person acting on their behalf is hereby authorized to sell or otherwise dispose of (or otherwise require such Recipient to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale of) such portion of any share or other security deliverable to such Recipient as is necessary to provide sufficient funds to the Payor, to enable it to comply with such deduction or withholding requirement, and the Payor shall use commercially reasonable efforts to notify such Recipient of such withholding and sale and shall remit the applicable portion of the net proceeds of such sale to the appropriate authority and, if applicable, the balance to the Recipient.

2.12	U.S. Securities Law Matters

(a)         The Parties agree that the Arrangement will be carried out with the intention that, and shall use their commercially reasonable efforts to ensure that, all the Purchaser Shares and Replacement Purchaser Options issued on completion of the Arrangement will be issued by the Purchaser in reliance on: (i) the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and (ii) pursuant to exemptions from applicable U.S. state securities (Blue Sky) laws but that the exemption provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercises of such Replacement Purchaser Options; therefore, the underlying shares issuable upon the exercise of the Replacement Purchaser Options, if any, cannot be issued in the United States or to a person in the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Replacement Purchaser Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

(b)         In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out in accordance with the requirements of the SEC’s Staff Legal Bulletin (SLB) No. 3A (June 18, 2008), including but not limited to on the following basis:

(i)	the Arrangement will be subject to the approval of the Court;

(ii)	prior to the hearing required of the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the issuance of all Purchaser Shares and

Replacement Purchaser Options pursuant to the Arrangement based on the Court’s approval of the Arrangement;

(iii)	the Court will hold a hearing to approve the Arrangement, and the Court shall be required to satisfy itself as to the fairness of the Arrangement prior to the issuance of the Final Order;

(iv)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to all Persons who are entitled to receive Purchaser Shares and Replacement Purchaser Options pursuant to the Arrangement;

(v)	the Company will ensure that each Company Shareholder and any other Person entitled to receive Purchaser Shares and Replacement Options pursuant to the Arrangement will be given adequate and appropriate notice (A) advising them of their right to attend the hearing of the Court to consider approval of the Arrangement; and (B) providing them with sufficient information necessary for them to exercise such right;

(vi)	the Company Shareholders to receive the Purchaser Shares will be advised that the Purchaser Shares issued pursuant to the Arrangement (A) have not been registered under the U.S. Securities Act and (B) will be issued by the Purchaser in reliance on the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act and shall be issued without trading restrictions under the U.S. Securities Act, other than those that would apply under the U.S. Securities Act in certain circumstances to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of the Purchaser;

(vii)	holders of Company Options entitled to receive Replacement Purchaser Options pursuant to the Arrangement will be advised that the Replacement Purchaser Options issued pursuant to the Arrangement (A) have not been registered under the U.S. Securities Act and (B) will be issued by the Purchaser in reliance on the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Replacement Purchaser Options;

(viii)	each Person entitled to receive the Purchaser Shares or Replacement Purchaser Options will be advised that with respect of such Purchaser Shares and Replacement Purchaser Options issued to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of the Purchaser, such securities will be subject to restrictions on resale under United States Securities Laws, including Rule 144 under the U.S. Securities Act;

(ix)	the Final Order will expressly state that the Arrangement is approved by the Court as being substantially and procedurally fair to all Persons entitled to receive Purchaser Shares or Replacement Purchaser Options pursuant to the Arrangement;

(x)	the Interim Order will specify that each Person entitled to receive Purchaser Shares or Replacement Purchaser Options pursuant to the Arrangement, so long as they enter an appearance within a reasonable time, will have the right to appear before the Court at the hearing of the Court to consider approval of the Arrangement; and

(xi)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the securities to be issued, exchanged and/or distributed pursuant to the terms of the Plan of Arrangement.”

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

(a)         The Company represents and warrants to the Purchaser that the representations and warranties set forth in Schedule C are true and correct as of the date hereof and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)         The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(c)         Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person (i) has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company, or (ii) has made or makes any representation or warranty to the Purchaser or any of its Representatives, with respect to any financial projection, forecast, guidance, estimates of revenues, earnings or cash flows, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses or operations.

3.2	Representations and Warranties of the Purchaser

(a)         The Purchaser represents and warrants to the Company that the representations and warranties set forth in Schedule D are true and correct as of the date hereof and acknowledge and agree that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)         The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(c)         Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person (i) has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser, or (ii) has made or makes any representation or warranty to the Company or any of its Representatives, with respect to any financial projection, forecast, guidance, estimates of revenues, earnings or cash flows, budget or prospective information relating to the Purchaser or any of its Subsidiaries or their respective businesses or operations.

ARTICLE 4

COVENANTS

4.1	Interim Financing

The Company and the Purchaser shall use best efforts to complete the Private Placement as soon as practicable, and in any event, no later than five Business Days following the date of this Agreement.

4.2	Conduct of Business of the Company

(a)         The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, (ii) as required or expressly permitted by this Agreement or the Plan of Arrangement, or (iii) as required by applicable Law or a Governmental Entity, the Company shall, and shall cause each of its Subsidiaries to:

(i)	conduct its business in the Ordinary Course and in accordance with applicable Laws;

(ii)	implement and comply with the Approved Budget;

(iii)	use commercially reasonable efforts to maintain and preserve its business organization, assets (including, for greater certainty, the Company Assets), goodwill, employment relationships (other than where terminated for cause or by reason of resignation or retirement) and business relationships with other Persons with which the Company or any of its Subsidiaries have business relations; and

(iv)	meet with the Purchaser from time to time, as the Purchaser may reasonably request, to allow the Purchaser to keep apprised of any activities (including, for the avoidance of doubt, environmental, social and governance matters) relating to the operation of the Company Properties.

(b)         Without limiting the generality of Section 4.2(a), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Purchaser, (ii) to the extent necessary to implement or comply with the Approved Budget, (iii) as required or expressly permitted by this Agreement or the Plan of Arrangement or the Investment Agreement, (iv) as required by applicable Law or a Governmental Entity, or (v) as disclosed in Schedule 4.2(b) of the Company Disclosure Letter, the Company shall not, and the Company shall cause each of its Subsidiaries not to, directly or indirectly:

(i)	amend its Constating Documents;

(ii)	split, combine, subdivide or reclassify any shares of its capital stock or other equity interests;

(iii)	declare, set aside or pay any dividend or other distribution on any shares of its capital stock or other equity interests (whether in cash, stock or property or any combination thereof), except for dividends or distributions by a wholly-owned Subsidiary to the Company or a wholly-owned Subsidiary;

(iv)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests or any of its outstanding securities;

(v)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, except for (i) the issuance of Common Shares in connection with the Private Placement and (ii) the issuance of Common Shares issuable upon the exercise of Company Warrants, Company Options or Company RSUs outstanding on the date hereof;

(vi)	reorganize, arrange, restructure, amalgamate or merge the Company or any of its Subsidiaries, other than in connection with the Pre-Acquisition Reorganization;

(vii)	adopt a plan of or resolutions providing for the complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Material Subsidiaries;

(viii)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), or commit to acquire, directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses (other than those of the Company’s Subsidiaries) for consideration in excess of $100,000 in the aggregate; provided that the Company shall in good faith consult with the Purchaser in respect of any proposed acquisition or series of related acquisitions in excess of $75,000;

(ix)	sell, pledge, lease, license, encumber (other than a Permitted Lien) or otherwise transfer any assets of the Company or of any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries having a value greater than $100,000 in the aggregate, other than assets sold in accordance with Approved Budget or assets that are obsolete, damaged or destroyed; provided that the Company shall in good faith consult with the Purchaser in respect of any proposed transfer of assets having a value greater than $75,000;

(x)	make any capital expenditure or commitment to do so which, individually or in the aggregate, exceeds $100,000; provided that the Company shall in good faith consult with the Purchaser in respect of any proposed expenditure or commitment that exceeds $50,000;

(xi)	abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations for the Company or any of its Subsidiaries or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, leases or registrations of the Company or any of its Subsidiaries;

(xii)	except as contemplated herein, allow the Company or any of its Subsidiaries to (A) amend or modify in any material respect, or terminate or waive any material right under, any Material Contract, (B) enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, or (C) make any bid or tender after the date of this Agreement which, if accepted, would result in the Company being obligated to enter into a contract that would be a Material Contract if in effect on the date hereof (other than the renewal of a Contract in existence on the date hereof on terms materially consistent with terms in existence on the date hereof);

(xiii)	except in the Ordinary Course, enter into any new Real Property Lease or amend the terms of any existing Real Property Lease;

(xiv)	in respect of any Company Assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material Authorization, right to use, lease, Material Contract or Intellectual Property;

(xv)	except as contemplated in Section 4.9 and except for renewals in the Ordinary Course, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage substantially similar to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect and the Company shall provide notice to the Purchaser in respect thereof;

(xvi)	prepay any long term indebtedness before its scheduled maturity or create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof other than (i) indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or of the Company to another wholly-owned Subsidiary of the Company, (ii) in connection with advances under the Company’s or any Subsidiary’s existing credit facilities disclosed in the Schedule 4.2(b)(xvi) of the Company Disclosure Letter for working capital purposes, or (iii) indebtedness entered into at the request of the Purchaser, in connection with the Arrangement, or where the Purchaser or any of its Affiliates is the lender;

(xvii)	make, change or revoke any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person other than advances and capital contributions to wholly-owned Subsidiaries of the Company in the Ordinary Course or guarantees of the Company or a Subsidiary to the Purchaser or any of its Affiliates in connection with loans from the Purchaser or any of its Affiliates;

(xviii)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(xix)	take any action or knowingly permit any inaction or enter into any transaction that would have the effect of preventing the Purchaser from obtaining a tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act in respect of the non-depreciable capital property owned by the Company or a Subsidiary of the Company for the purposes of the Tax Act upon an amalgamation with the Company or such Subsidiary or a winding- up of the Company or such Subsidiary into the Purchaser (or successor by amalgamation);

(xx)	make, change or revoke any material Tax election or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into, cancel or modify any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or periods of reporting income, deductions or accounting for income Tax purposes except as may be required by applicable Law;

(xxi)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in IFRS or as otherwise required by applicable Law;

(xxii)	except as set out in Section 4.2(b)(xxii) of the Company Disclosure Letter: (A) make, or promise to make, any changes to any Collective Agreement, Employee Plan, written employment agreements and/or any other terms and conditions of employment applicable to any Company Employee, including granting or promising to grant, any general increase in the rate of wages, salaries, benefits, bonuses or other remuneration of any Company Employees or independent contractor or making, or promising to make, any bonus or profit sharing distribution or similar payment of any kind, or adopting, or promising to adopt, or otherwise implement any employee or executive bonus or retention plan or program, (except as required by the terms of any Collective Agreement, Employee Plan or written employment agreements made available to the Purchaser prior to the date hereof, or by any applicable Law or a Governmental Entity) and/or offer employment to or hire any new Company Employees (other than any offers of employment or hiring in the Ordinary Course); or (B) announce, implement or effect any reduction in force, lay-off or early retirement program, severance program or other similar program or effort concerning the termination of employment of Company Employees (other than employee lay-offs or terminations in the Ordinary Course or employee terminations for cause);

(xxiii)	except as disclosed in Schedule 4.2(b)(xxiii) of the Company Disclosure Letter and except as may be required by applicable Law or any Governmental Entity or the terms of any existing Employee Plan made available to the Purchaser prior to the date hereof or any Contract (including, for greater certainty, in connection with any termination without cause): (A) increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Company Employee or any director of the Company or any of its Subsidiaries; (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer or senior manager of the Company or, other than in the Ordinary Course, any Company Employee that is not a director or officer or senior manager; (C) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee; (D) increase compensation, retention or incentive compensation or other benefits payable to any director or officer of the Company or any of its Subsidiaries or, other than in the Ordinary Course, any Company Employee (other than a director or officer); (E) loan or advance money or other property by the Company or its Subsidiaries to any of their present or former directors, officers or Company Employees; (F) terminate (other than for cause) or encourage the resignation of any Company Employee; or (G) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan;

(xxiv)	adopt any new material Employee Plan or make any material amendments or improvements to any Employee Plan, except as required by Law or Governmental Entity;

(xxv)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(xxvi)	commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation that is material or which imposes material restrictions on the operations of the Company or any of its Subsidiaries;

(xxvii)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment of the engagement letters with the Financial Advisor or the Fairness Opinion Provider;

(xxviii)	amend the Approved Budget; or

(xxix)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

4.3	Covenants of the Company Relating to the Arrangement

(a)         Subject to the terms and conditions of this Agreement, the Company shall, and shall cause each of its Subsidiaries to, perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to complete and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(i)	use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed;

(ii)	use commercially reasonable efforts, upon reasonable consultation with the Purchaser, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement provided that neither the Company nor any of its Subsidiaries will consent to the entry of any judgment or settlement with respect to any such proceeding without the prior written approval of the Purchaser, such approval not to be unreasonably withheld, conditioned or delayed;

(iii)	use its commercially reasonable efforts to promptly satisfy all conditions precedent in this Agreement;

(iv)	carry out the terms of the Interim Order and the Final Order applicable to the Company and comply promptly with all requirements imposed by applicable Law on the Company or its Subsidiaries with respect to this Agreement or the Arrangement;

(v)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the completion of the Arrangement, other than in accordance with this Agreement; and

(vi)	subject to confirmation that insurance coverage is maintained or purchased in accordance with Section 4.9 and delivery by each of the Purchaser and the Company and each member of the Board and each manager and officer (as the case may be) of mutual releases from all claims and potential claims in respect of the period prior to the Effective Time, use commercially reasonable efforts to assist in effecting the resignations of each of the Company’s and its Subsidiary’s respective directors, managers and officers (as the case may be) designated by the Purchaser, and cause them to be replaced as of the Effective Date by individuals nominated by the Purchaser.

(b)         The Company shall promptly notify the Purchaser of:

(i)	the occurrence of any Material Adverse Effect in respect of the Company after the date hereof;

(ii)	any material changes to the Company’s representations and warranties set forth in Schedule C;

(iii)	any notice or other communication from any Person alleging (A) that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement, or (B) that such Person is terminating, may terminate, or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of the Arrangement or this Agreement;

(iv)	unless prohibited by applicable Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(v)	any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or its Subsidiaries in connection with the Arrangement or this Agreement.

4.4	Conduct of Business of the Purchaser

(a)         The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Company (which consent may not be unreasonably withheld, conditioned or delayed), (ii) as required or expressly permitted by this Agreement, or (iii) as required by applicable Law or a Governmental Entity, the Purchaser shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course in all material respects and in accordance with applicable Laws, and the Purchaser shall use commercially reasonable efforts to maintain and preserve in all material respects its and its Subsidiaries’ business organization, assets, goodwill, employment relationships and business relationships with other Persons with which the Company or any of its Subsidiaries have business relations.

(b)         Without limiting the generality of Section 4.4(a), the Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Company (which consent may not be unreasonably withheld, conditioned or delayed), (ii) as required or expressly permitted by this Agreement, or (iii) as required by applicable Law or a Governmental Entity, the Purchaser shall not:

(i)	amend its Constating Documents, or amend or propose to amend the terms of any shares of its capital stock;

(ii)	reduce its stated capital, or split, combine, subdivide or reclassify any of the Purchaser Shares or propose a rights offering of securities to the holders of the Purchaser Shares;

(iii)	adopt a plan of or resolutions, or enter into any agreement, providing directly or indirectly for the complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, or sale of all or substantially all of the assets, of the Purchaser; or

(iv)	take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby.

4.5	Covenants of the Purchaser Relating to the Arrangement

(a)         Subject to the terms and conditions of this Agreement, the Purchaser shall perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to complete and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall:

(i)	use commercially reasonable efforts to agree to a form of guarantee of the payment and performance of all obligations of the Company and its Affiliates under the Stream Agreement with Wheaton Precious Metals International Ltd.;

(ii)	use its commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(iii)	vote, or cause to be voted, any Common Shares, directly or indirectly, owned or controlled by the Purchaser or its Affiliates in favour of the Arrangement Resolution and not exercise Dissent Rights in respect of such Common Shares;

(iv)	use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

(v)	carry out the terms of the Interim Order and the Final Order applicable to the Purchaser and comply promptly with all requirements imposed by applicable Law on the Purchaser or with respect to this Agreement or the Arrangement;

(vi)	ensure that the Purchaser Shares to be issued pursuant to the Arrangement (i) will have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable shares in the capital of the Purchaser and (ii) will not be issued in violation of the Constating Documents of the Purchaser or any material agreement, contract, covenant, undertaking or commitment to which the Purchaser is bound;

(vii)	make application for and use its commercially reasonable efforts to obtain conditional approval for the listing and posting for trading on the TSX and NYSE of the Purchaser Shares to be issued pursuant to the Arrangement and otherwise comply with the TSX and NYSE requirements relevant to the Arrangement; and

(viii)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the completion of the Arrangement.

(b)         The Purchaser shall promptly notify the Company of:

(i)	the occurrence of any Material Adverse Effect in respect of the Purchaser after the date hereof;

(ii)	any material changes to the Purchaser’s representations and warranties set forth in Schedule D;

(iii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(iv)	unless prohibited by applicable Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(v)	any material filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving or otherwise affecting the Purchaser or its Subsidiaries in connection with this Agreement or the Arrangement.

4.6	Access to Information; Confidentiality

(a)         From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Law, the terms of any existing Contracts:

(i)	the Company shall, and shall cause each of its Subsidiaries to, give the Purchaser and its representatives reasonable access during normal business hours to its: (A) premises, (B) property and assets (including all books and records and Tax Returns, whether retained internally or otherwise), (C) Contracts, and (D) senior personnel, or other information with respect to the financial condition, assets or business of the Company or the Subsidiaries as the Purchaser may from time to time reasonably request (including without limitation such information as the Purchaser may reasonably request in order to monitor implementation of and compliance with the Approved Budget in accordance with Section 4.2(a)(ii)); provided that: (I) the Purchaser provides the Company with reasonable prior notice of any request under this Section 4.6(a); (II) access to any materials contemplated in this Section 4.6(a) (other than the materials in the Data Room) shall be provided during the Company’s normal business hours only, and (III) such access does not unduly interfere with the Ordinary Course conduct of the business of the Company or its Subsidiaries; and

(ii)	the Company shall use commercially reasonable efforts to, as promptly as practicable after the date hereof, give the Purchaser a complete list of all consultants or independent contractors providing work or services to the Company and each of its Subsidiaries who were paid in excess of $250,000 in the last twelve month period or whose contract obligates the Company to pay such consultant or independent contractor in excess of $250,000 in the next twelve month period, together with reasonably detailed information as to, for each such retainer, the nature and location of the work or services provided, the term of the retainer and the fees and other compensation to be paid to the consultant or independent contractor under such retainer.

(b)         Subject to Section 4.6(c) of this Agreement, each Party agrees that it shall hold in confidence all Confidential Information of the other Party and shall not disclose such Confidential Information to any Person other than (i) those of its Representatives who reasonably require access to such Confidential Information in connection with completion or implementation of the transactions contemplated by this Agreement or (ii) to the extent such Party, acting reasonably and in good faith, determines it is necessary to disclose such Confidential Information of the other Party in order to enforce or exercise its rights under this Agreement. Before providing access to the Confidential Information of the Disclosing Party to any of its Representatives, the Receiving Party will inform such Representative that such information is subject to this Section 4.6(b) of the contents of this Agreement and shall use its reasonable best efforts to ensure that such Representatives comply with this Section 4.6(b).

(c)         If a Receiving Party is requested to disclose any Confidential Information of a Disclosing Party pursuant to any Legal Proceedings or by any Governmental Entity, the Receiving Party will give the Disclosing Party prompt notice of such request so that the Disclosing Party may seek an appropriate protective order and provide such cooperation in seeking such an order as the Disclosing Party may reasonably request. If the Receiving Party is nonetheless compelled to disclose Confidential Information of the Disclosing Party, the Receiving Party will disclose only that portion of such Confidential Information which the Receiving Party is legally required to disclose.

4.7	Public Communications

The Parties agree to jointly issue a press release with respect to this Agreement as soon as practicable after its due execution. A Party shall not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Securities Laws, and if, in the opinion of its outside legal counsel, such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party shall use its reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its respective counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, the Company and its proxy solicitation advisors may have discussions with Company Shareholders, financial analysts and other stakeholders relating to this Agreement or the transactions contemplated by it, provided that such discussions are not inconsistent with the most recent press releases, public disclosures or public statements made by the Company or the Purchaser that was approved by all Parties prior to the filing or release, as applicable. The Parties acknowledge that each of the Company and the Purchaser will furnish this Agreement and a material change report relating thereto on SEDAR+ and the Purchaser will furnish this Agreement to the SEC on a report on Form 6-K on EDGAR.

4.8	Notice Provisions

(a)         Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(ii)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b)         Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

4.9	Insurance and Indemnification

(a)         The Purchaser will, or will cause the Company and its Subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. Alternatively, the Purchaser agrees that prior to the Effective Date, the Company may, at the election of the

Company in its sole discretion (and provided that if the Company so elects, the Purchaser and the Company and its Subsidiaries shall not have the obligation referenced in the immediately preceding sentence), purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser and its successors in interest shall, or shall cause the Company and its successors in interest and its or their Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for seven years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time. From and after the Effective Time, the Company or the Purchaser, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of the Company’s present and former directors and officers thereunder.

(b)         The Purchaser shall cause the Company and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries, to the extent that they are (i) included in the Constating Documents of the Company or any of its Subsidiaries, or (ii) disclosed in Schedule 4.9(b) of the Company Disclosure Letter, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)         If the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations of the Company and its Subsidiaries set forth in this Section 4.9.

4.10	Pre-Acquisition Reorganization

(a)          The Company shall use its commercially reasonable efforts to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as the Purchaser may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre-Acquisition Reorganization if (i) it receives written notice from the Purchaser of any proposed Pre-Acquisition Reorganization less than 15 Business Days prior to the Effective Date setting out the steps to be taken pursuant to the Pre-Acquisition Reorganization in reasonable detail, or (ii) in the opinion of the Company such Pre-Acquisition Reorganization: (A) would require the Company to obtain the prior approval of the Company Shareholders or the Company Equity Compensation Holders in respect of such Pre- Acquisition Reorganization; (B) would materially impede, delay or prevent the consummation of the Arrangement (including giving rise to litigation by third parties); (C) could be prejudicial to the Company or Company Shareholders or other securityholders in any respect, or (D) cannot be readily unwound in the event the Arrangement is not consummated.

(b)          Without limiting the foregoing and other than as set forth in clause (a) above, the Company shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any Persons to effect each Pre-Acquisition Reorganization, and the

Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization. In addition:

(i)	the Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, reasonable expenses (including actual out-of-pocket costs and expenses for filing fees and external counsel), interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre- Acquisition Reorganization that was effected at the Purchaser’s request prior to termination of this Agreement or as a result of the reversal (where such reversal is determined by such Party to be necessary, acting reasonably) of all or any part of the Pre-Acquisition Reorganization steps that was effected at the Purchaser’s request prior to termination of this Agreement, in the event the Arrangement does not proceed;

(ii)	unless the Parties otherwise agree in writing, acting reasonably, any Pre- Acquisition Reorganization shall be made effective after the Purchaser shall have confirmed in writing the satisfaction or waiver of all conditions in its favour in Section 6.1 and Section 6.3 and shall have confirmed in writing that it is prepared to promptly without condition proceed to effect the Arrangement. The completion of the Pre-Acquisition Reorganization, if any, shall not be a condition of the completion of the Arrangement;

(iii)	any Pre-Acquisition Reorganization shall not unreasonably interfere with the Company’s material operations prior to the Effective Time;

(iv)	any Pre-Acquisition Reorganization shall not require the Company to contravene any applicable Laws, its organizational documents or any Material Contract;

(v)	the Company shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to the Company, its subsidiaries or any Company Shareholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and

(vi)	such cooperation does not require the directors, officers or employees of the Company to take a any action in any capacity other than as a director, officer or employee, as applicable.

(c)         The Purchaser acknowledges and agrees that any action or omission by the Company, including the planning for and implementation of any Pre-Acquisition Reorganization, shall be deemed not to be a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached or is otherwise untrue or incorrect. The Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, the Company shall not be liable for any Taxes or other costs as a result of, or the failure of the Purchaser to benefit from any anticipated Tax efficiency as a result of, a Pre-Acquisition Reorganization.

4.11	Employment Matters

(a)	The Purchaser agrees that the Company and its Affiliates and each of its and their Subsidiaries shall continue to honour and comply with the terms of all existing employment, consulting, independent contractor, change of control and termination and severance agreements of the Company and its Subsidiaries, complete and correct copies of all such agreements that are in writing and with any Company Employee whose base salary or base wages is in excess of $150,000 per annum have been provided to the Purchaser.

(b)	Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and cause its Subsidiaries to use commercially reasonable efforts to cause, all directors of the Company and its Subsidiaries to: (i) provide resignations from directorship effective as at the Effective Time, and (ii) to enter into mutual releases with each such director effective as at the Effective Time of all claims against the other, excluding any claims arising from (A) employment, (B) any rights to indemnity that the director may have under applicable Law, including the CBCA or the by-laws of the Company or any of its Subsidiaries, or any agreement with the Company or any of its Subsidiaries, (C) any rights to contribution or indemnification that the director may have with respect to coverage under any applicable director’s and officer’s insurance policy of the Company or any of its Subsidiaries, (D) any amounts payable in respect of Company Options, Company RSUs, directors’ fees or eligible expense reimbursements and (E) any amounts payable pursuant to the Arrangement.

(c)	The Purchaser agrees that prior to the Effective Time, notwithstanding any other provision of this Agreement or any Company Share Compensation Plan or similar plan of the Purchaser, the Board may pass a resolution to provide that the expiry date of any Company Option held by an officer, director or employee of the Company, being terminated in connection with the Arrangement, will be the first anniversary of the Effective Date.

ARTICLE 5

COVENANTS REGARDING NON-SOLICITATION

5.1	Non-Solicitation

(a)     Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or of any of its Subsidiaries (collectively “Representatives”) or otherwise, and shall not permit any such Person to:

(i)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary), or any site visit, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser or any Person acting jointly or in concert with the Purchaser) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; provided that the Company may (A) communicate with any Person for the sole purpose of clarifying the terms and conditions of any inquiry, proposal or offer made by such Person, (B) advise any Person of the restrictions and term of this Agreement, and (C) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal;

(iii)	make a Change in Recommendation;

(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five-Business Day period); or

(v)	enter into or publicly propose to enter into any Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by, and in accordance with, Section 5.3).

(b)     The Company shall, and shall cause each of its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its respective Affiliates) with respect to any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal, and in connection with such termination shall:

(i)	discontinue access to and disclosure of all information, if any, to any such Person, including any data room and any confidential information, properties, facilities, books and records of the Company or any Subsidiary; and

(ii)	request, and use commercially reasonable efforts to exercise all rights it has to require (A) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person other than the Purchaser since January 1, 2022, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with to the extent the Company is entitled, acknowledging that to the extent certain confidentiality agreements provide for the retention and storage for archival or standard electronic back-up reasons or file document and data retention policies, such retention, archival or back-up of confidential information is allowed subject to the confidentiality and non-use provisions under such confidentiality agreements.

(c)     The Company represents and warrants that, since January 1, 2023, the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, except to permit submissions of expressions of interest solicited prior to the date of this Agreement. The Company covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party, and (ii) neither the Company, nor any Subsidiary nor any of their respective Representatives will release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(c)).

5.2	Notification of Acquisition Proposals

If the Company or any of its Subsidiaries, or any of their respective Representatives, receives or becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, or that is otherwise in respect of, an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary in connection with any proposal that constitutes or could reasonably be expected to lead to, or that is otherwise in respect of, an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company shall:

(a)	promptly notify the Purchaser, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request (whether or not in writing) received by the Company, or any inquiry, proposal or offer received by the Company that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received by the Company for non-public information relating to the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any Person that informs the Company that it is considering making an Acquisition Proposal, with such notification to include a description of its terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and copies of all agreements and documents received in respect thereof, from or on behalf of any such Person; and

(b)	keep the Purchaser promptly and fully informed of the status of all developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request, and shall respond as promptly as practicable to the Purchaser’s reasonable questions with respect thereto.

5.3	Responding to an Acquisition Proposal

(a)        Notwithstanding Section 5.1, if at any time after the date hereof and prior to obtaining the approval by the Company Shareholders and the Company Equity Compensation Holders of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal that did not result from a material breach of Section 5.1, the Company may engage in or participate in discussions with such Person regarding such Acquisition Proposal, and may provide such Person copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(i)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	to the Company’s knowledge, such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(iii)	prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person having terms that are not less onerous than those set out in the Confidentiality Agreement and any such copies, access or disclosure provided to such Person shall have already been (or shall reasonably promptly be) provided to the Purchaser;

(iv)	the Company did not or is not in material breach of Section 5.1; and

(v)	the Company promptly provides the Purchaser with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality agreement referred to in Section 5.3(a)(iii).

(b)        Nothing contained in this Article 5 shall prohibit the Board from making disclosure to Company Shareholders as required by applicable Law, including complying with section 2.17 of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal.

5.4	Right to Match

(a)        If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders and Company Equity Compensation Holders, the Board may authorize the Company to enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(i)	to the Company’s knowledge, the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(ii)	the Company has delivered to the Purchaser a written notice of the good faith determination of the Board, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement, together with a copy of the definitive agreement for the Superior Proposal and disclosure of the value, expressed in dollars, that the Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (collectively, the “Superior Proposal Notice”);

(iii)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Company;

(iv)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(v)	if the Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(b), the Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(b);

(vi)	the Board has determined in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(vii)	prior to or concurrently with entering into such definitive agreement, the Company terminates this Agreement pursuant to Section 7.2(a)(iii)(B) and pays the Termination Amount pursuant to Section 7.4.

(b)        During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Board shall review any offer made by the Purchaser under Section 5.4(a)(iv) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) if it would no longer constitute a Superior Proposal, the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser, and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)        Each successive amendment to any Acquisition Proposal that results in an increase in, or a modification to, the consideration (or value of such consideration) to be received by Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded an additional five-Business Day Matching Period from the date on which the Purchaser received the Superior Proposal Notice.

(d)        The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(b) would result in a publicly announced Acquisition Proposal constituting a Superior Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its legal counsel.

(e)        If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 10 Business Days before the Company Meeting, the Company may, and shall at the request of Purchaser, in accordance with the Interim Order, postpone the Company Meeting to a date that is not more than 15 Business Days after the scheduled date of the Company Meeting (and, in any event, prior to the Outside Date).

5.5	Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by any of the Company’s Subsidiaries or Representatives shall be deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the requisite number of Company Shareholders and Company Equity Compensation Holders at the Company Meeting in accordance with the Interim Order.

(b)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(c)	Exchange Approvals. The necessary conditional approvals or equivalent approvals, as the case may be, of the TSXV, TSX and NYSE have been obtained, including in respect of the listing of the Purchaser Shares on the TSX and NYSE.

(d)	U.S. Securities Laws. The issuance of the Purchaser Shares and Replacement Purchaser Options to be issued pursuant to the Arrangement is exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

(e)	Articles of Arrangement. The Articles of Arrangement to be sent to the Director under the CBCA in accordance with this Agreement shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

(f)	Illegality. No Law is in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from completing the Arrangement.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	Representations and Warranties. (i) The representations and warranties of the Company set forth in Paragraphs 1 [Corporate Existence, Power and Registration], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 6(a) [Non-Contravention of Constating Documents] and 45 [Brokers] of Schedule C shall be true and correct in all respects as of the Effective Time as if made at and as of such time; (ii) the representations and warranties of the Company set forth in Paragraphs 7 [Capitalization] and 8 [Subsidiaries] of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects (except for de minimis inaccuracies) as of such date); and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (A) in all material respects as of the date of this agreement and (B) in all respects as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of clause (iii)(B) to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Company (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) and, in each case, the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(b)	Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, or which have not been waived by the Purchaser, and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(c)	Dissent Rights. The aggregate number of Common Shares held by Company Shareholders (other than the Purchaser or any Person acting jointly or in concert with the Purchaser) in respect of which Dissent Rights have been validly exercised and not withdrawn shall not exceed 5% of the issued and outstanding Common Shares as of the Record Date.

(d)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of the Company that has not been cured.

6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)	Representations and Warranties. (i) The representations and warranties of the Purchaser set forth in Paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 4 [Execution and Binding Obligation] and 6(a) [Non- Contravention of Constating Documents] of Schedule D shall be true and correct in all respects as of the Effective Time as if made at and as of such time; and (ii) all other representations and warranties of the Purchaser set forth in this Agreement shall be true and correct (A) in all material respects as of the date of this Agreement and (B) in all respects as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of clause (ii)(B), to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Purchaser (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), and, in each case, Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

(b)	Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by the Company, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

(c)	Payment of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser shall have complied with its obligations under Section 2.10 and the Depositary will have confirmed to the Company receipt from or on behalf of the Purchaser of the Purchaser Shares contemplated by Section 2.10.

(d)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of the Purchaser that has not been cured.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all Purchaser Shares held in escrow by the Depositary pursuant to Section 2.10 hereof shall be released from escrow when the Certificate of Arrangement is issued without any further act or formality required on the part of any person.

ARTICLE 7

TERM AND TERMINATION

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

(a)	This Agreement may be terminated prior to the Effective Time by:

(i)	the mutual written agreement of the Parties;

(ii)	either the Company or the Purchaser, if:

(A)	the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(A) if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties under this Agreement or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(B)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from completing the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) has used its commercially reasonable efforts to appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(C)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	the Company if:

(A)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Conditions] or 6.2 [Purchasers Conditions] not to be satisfied;

(B)	prior to the approval by the Company Shareholders and the Company Equity Compensation Holders of the Arrangement Resolution, the Board authorizes the Company to enter into a definitive written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4 of this Agreement and prior to or concurrently with such termination the Company (or another Person on behalf of the Company) pays the Termination Amount in accordance with Section 7.4 in consideration for the disposition of the Purchaser’s rights under this Agreement;

(C)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser does not provide or cause to be provided to the Depositary sufficient funds and Purchaser Shares as required pursuant to Section 2.10; or

(D)	there has occurred a Material Adverse Effect in respect of the Purchaser on or after the date of this Agreement that is incapable of being cured on or prior to the Outside Date.

(iv)	the Purchaser, if:

(A)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(a) [Company Representations and Warranties Condition] or Section 6.2(b) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Conditions] or 6.3 [Company Conditions] not to be satisfied;

(B)	the Board, except while in compliance with Section 5.3 and 5.4, fails to unanimously recommend or withdraws, amends, modifies or qualifies in a manner adverse to Purchaser or publicly proposes or states its intention to do any of the foregoing, or fails to publicly reaffirm (without qualification) within five Business Days after having been requested in writing by the Purchaser, to do so, the Board Recommendation, or takes no position or a neutral position with respect to a publicly announced Acquisition Proposal for more than five Business Days after such Acquisition Proposal’s public announcement (in each case, a “Change in Recommendation”), or the Company breaches Section 5.1 in any material respect; or

(C)	there has occurred a Material Adverse Effect in respect of the Company on or after the date of this Agreement that is incapable of being cured on or prior to the Outside Date.

(b)       The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

7.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the occurrence of the Effective Time, Section 4.9 and Section 4.10 shall survive; and (b) in the event of termination under Section 7.2, this Section 7.3 and Section 7.4 through to and including Section 8.15 shall survive in accordance with their terms, and provided further that, subject to Section 7.4(f), no Party shall be relieved of any liability for any breach by it of this Agreement.

7.4	Expense Reimbursement and Termination Amount

(a)         Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, (a) if this Agreement is terminated pursuant to Section 7.2(a)(ii)(A) [Failure of Shareholders to Approve], the Company shall pay $500,000 (the “Expense Reimbursement Amount”) to the Purchaser as reimbursement for costs and expenses incurred by or on behalf of the Purchaser in connection with this Agreement and the transactions contemplated hereby and (b) if a Termination Amount Event occurs, the Company shall pay $10 million (the “Termination Amount”) to the Purchaser in consideration for the disposition of the Purchaser’s rights under this Agreement in accordance with Section 7.4(c).

(b)         For the purposes of this Agreement, “Termination Amount Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation or Material Breach of Section 5.1];

(ii)	by the Company pursuant to Section 7.2(a)(iii)(B) [Superior Proposal]; or

(iii)	by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(A) [Failure of Shareholders to Approve] if:

(A)	after the announcement of this Agreement and prior to such termination, an Acquisition Proposal is proposed, offered or made or publicly announced or otherwise publicly disclosed by any Person other than the Purchaser or any of its Affiliates (and such Acquisition Proposal has not expired or been withdrawn at least ten Business Days prior to the date of the Company Meeting); and

(B)	within 12 months following the date of such termination, (X) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is completed, or (Y) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive written agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later completed (whether or not within 12 months after such termination).

(c)         The Termination Amount shall be paid by the Company to the Purchaser in consideration for the disposition of the Purchaser’s rights under this Agreement as follows, by wire transfer of immediately available funds to an account designated by the Purchaser:

(i)	if a Termination Amount Event occurs due to a termination of this Agreement described in Section 7.4(b)(i), within two Business Days of the occurrence of such Termination Amount Event;

(ii)	if a Termination Amount Event occurs due to a termination of this Agreement described in Section 7.4(b)(ii), concurrently with such termination; or

(iii)	if a Termination Amount Event occurs due to a termination of this Agreement described in Section 7.4(b)(iii), on the completion of the Acquisition Proposal referred to in Section 7.4(b)(iii).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(d)         For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Amount on more than one occasion. If circumstances arise in which the Company would otherwise be required to pay both the Expense Reimbursement Amount and the Termination Amount to the Purchaser, any payment by the Company to the Purchaser of the Expense Reimbursement Amount shall be credited towards the obligation of the Company to pay the Termination Amount to the Purchaser.

(e)         The Company acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that any payment of the Termination Amount as set out in this Section 7.4 is in consideration for the disposition of the Purchaser’s rights under this Agreement which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such amounts are excessive or punitive.

(f)         The Purchaser agrees that the payment of the Expense Reimbursement Amount and the Termination Amount in the manner provided in this Section 7.4 is the sole and exclusive monetary remedy of the Purchaser in respect of the event giving rise to such payment and the termination of this Agreement, and following receipt thereof, the Purchaser shall not be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and neither the Company nor any of its Affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Purchaser or any of its Affiliates, provided, however, that this limitation shall not apply in the event of fraud or a wilful breach by the Company or any of its Subsidiaries of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Termination Amount). The Parties shall also have the right to injunctive and other equitable relief in accordance with Section 8.5 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

8.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders and any such amendment may, subject to the Interim Order and the Final Order and applicable Laws:

(a)         change the time for performance of any of the obligations or acts of the Parties;

(b)        modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)        modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)        modify any mutual conditions contained in this Agreement.

8.2	Expenses

All out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is completed.

8.3	Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email on the date of transmission if it is a Business Day and if the transmission was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a)	to the Company at:

220 Bay Street, Suite 550

Toronto, Ontario

Canada

M5J 2W4

Attention:	Christian Kargl-Simard
Email:	[Redacted – Personal Information]

with a copy to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

M5X 1A4 Canada

Attention :	James Clare
Email :	[Redacted – Personal Information]
Facsimile:	[Redacted – Personal Information]

and a copy to:

Katten Muchin Rosenman LLP
525 W. Monroe Street
Chicago, IL 60661

Attention:	Mark D. Wood
Email:	[Redacted – Personal Information]

(b)	to the Purchaser at:

1750 – 1066 West Hastings Street
Vancouver BC

V6E 3X1

Attention:	Lon Shaver
Email:	[Redacted – Personal Information]
Facsimile:	[Redacted – Personal Information]

with a copy to:

McCarthy Tétrault LLP

Suite 2400, 745 Thurlow Street Vancouver BC

V6E 0C5

Attention :	Roger Taplin
Email :	[Redacted – Personal Information]
Facsimile:	[Redacted – Personal Information]

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

8.4	Time of the Essence

Time is of the essence in this Agreement.

8.5	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by a Party in accordance with their specific terms or were otherwise breached by a Party. It is accordingly agreed that each Party shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to specifically enforce compliance with, or performance of, the terms of this Agreement against the other Party without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at Law or in equity.

8.6	Third Party Beneficiaries

(a)        Except as provided in Section 4.9 or Section 4.10, which, without limiting its terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.6 as the “Indemnified Persons”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)       Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.9 and Section 4.10 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provision on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

8.7	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.8	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties, other than the Confidentiality Agreement. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Company, on the one hand, and the Purchaser, on the other hand, have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

8.9	Successors and Assigns

(a)         This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(b)         Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, provided however that the Purchaser (or any permitted assign of the Purchaser) may, at any time upon giving notice to the Company, assign its rights and obligations under this Agreement without such consent to any Person that is controlled by the Purchaser, provided that; (i) such assignee delivers an instrument in writing confirming that it is bound by and shall perform all of the obligations of the assigning party under this Agreement as if it were an original signatory; and (ii) the Purchaser shall not be relieved of its obligations hereunder.

8.10	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.11	Governing Law

(a)         This Agreement and all matters related hereto will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)        Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

8.12	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.13	Rules of Construction

The Parties to this Agreement waive the application of any applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

8.14	No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered on behalf of the Purchaser under this Agreement. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered on behalf of the Company or any of its Subsidiaries under this Agreement.

8.15	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of the page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF the Parties have executed this Agreement.

SILVERCORP METALS INC.

By:	(signed) “Lon Shaver”
	Name:	Lon Shaver
	Title:	President

ADVENTUS MINING CORPORATION

By:	(signed) “Christian Kargl-Simard”
	Name:	Christian Kargl-Simard
	Title:	President, CEO and Director

SCHEDULE A

PLAN OF ARRANGEMENT

Please see attached.

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.01	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and Section 5.01 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of April 26, 2024 between the Purchaser and the Company, including all schedules annexed hereto, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Arrangement Consideration” means 0.1015 of a Purchaser Share for each Common Share.

“Arrangement Resolution” means (i) the special resolution to be considered and, if thought fit, passed by the requisite majority of the Company Shareholders and Company Equity Compensation Holders, voting together as a class, at the Company Meeting to approve the Arrangement, and in accordance with the Interim Order, and (ii) the resolution to be considered and, if thought fit passed by the majority of Company Shareholders (other than those parties required to be excluded under applicable Securities Laws) at the Company Meeting to approve the Arrangement, and substantially in the form and content of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and substance satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, a Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or Toronto, Ontario.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“Common Shares” means common shares in the capital of the Company.

“Company” means Adventus Mining Corporation, a corporation incorporated under the CBCA.

“Company Equity Compensation Holders” means holders of Company Options and Company RSUs.

“Company Meeting” means the annual and special meeting of Company Shareholders, including any adjournment or postponement of such annual and special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company Share Compensation Plan.

“Company RSU Holder” means a holder of one or more Company RSUs.

“Company RSUs” means the outstanding restricted share units issued pursuant to the Company Share Compensation Plan.

“Company Share Compensation Plan” means the share compensation plan of the Company adopted on June 5, 2019, as amended on June 10, 2021, June 9, 2022, June 27, 2022 and June 8, 2023.

“Company Shareholders” means the holders of the Common Shares.

“Consideration Shares” means the Purchaser Shares to be issued pursuant to the Arrangement.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Dissent Rights” has the meaning specified in Section 3.01.

“Dissenting Company Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares, in respect of which Dissent Rights are validly exercised by such Company Shareholder.

“DRS Advice” means a direct registration system advice.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date.

“Exchange Ratio” means 0.1015.

“Final Order” means the final order of the Court made pursuant to section 192 of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent, authority or representative of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, anti-trust, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting and the voting requirements with respect to the Arrangement Resolution, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities and, to the extent that they have the force of law, any policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Letter of Transmittal” means the letter of transmittal sent to registered Company Shareholders, for use in connection with the Arrangement.

“Lien” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Payor” has the meaning specified in Section 4.1(i).

“Person” includes any individual, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, body corporate, trust, organization, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement under Section 190 of the CBCA, as amended, modified or supplemented from time to time in accordance with the Arrangement

Agreement and Section 5.01 or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Silvercorp Metals Inc., a corporation incorporated under the CBCA.

“Purchaser Share” means a common share in the capital of the Purchaser.

“Recipient” has the meaning specified in Section 4.1(i).

“Replacement Option” has the meaning specified in Section 2.03(e).

“Tax Act” means the Income Tax Act (Canada).

“TSXV” means the TSX Venture Exchange.

1.02	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(a)         Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b)        Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(c)         Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(d)         Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(e)         Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(f)          Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

ARTICLE 2

THE ARRANGEMENT

2.01	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there is any conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement regarding the Arrangement, the provisions of the Plan of Arrangement shall govern.

2.02	Binding Effect

As of and from the Effective Time, this Plan of Arrangement and the Arrangement will become effective and be binding on the Purchaser, the Company, all Company Shareholders, including Dissenting Company Shareholders, all Company Equity Compensation Holders, the registrar and transfer agent of the Company, the Depositary and all other Persons, without any further act or formality required on the part of any Person.

2.03	Arrangement

At the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at two minute intervals starting at the Effective Time (unless otherwise indicated):

(a)	each Company RSU outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Company RSU shall be cancelled in exchange for a cash payment from the Company (made in accordance with Section 5.01(a)) equal to the volume weighted average trading price of one Common Share on the TSXV during the five trading days ending on the last trading day prior to the Effective Date less any amounts withheld pursuant to Section 4.03;

(b)	(i) each Company RSU Holder shall cease to be a holder of Company RSUs (ii) such holder’s name shall be removed from each applicable register, (iii) the Company Share Compensation Plan shall be deemed to be amended to remove all references to the Company RSUs and all agreements relating to Company RSUs shall be terminated and shall be of no further force and effect, and (iv) such Company RSU Holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to this Section 2.03 in the manner specified in Article 4;

(c)	each of the Common Shares held by Dissenting Company Shareholders in respect of which Dissent Rights have been validly exercised, which Dissent Rights remain valid and have not been withdrawn immediately prior to the Effective Time, shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for the right to be paid by the Purchaser the fair value of their Common Shares in cash in accordance with Article 3, upon which:

(i)	such Dissenting Company Shareholders shall cease to be the holders of such Common Shares and to have any rights as Company Shareholders, other than the right to be paid fair value for such Common Shares as set out in Section 3.01;

(ii)	such Dissenting Company Shareholders’ names shall be removed as the registered holders of such Common Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens, and shall be entered in the registers of Common Shares maintained by or on behalf of the Company;

(d)	concurrently with the step described in Section 2.03(c), each Common Share outstanding immediately prior to the Effective Time, other than the Common Shares held by a Dissenting Company Shareholder who has validly exercised such holder’s Dissent Right in respect of such Common Shares, shall, without any further action by or on behalf of a Company Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Arrangement Consideration from the Purchaser for each such Common Share to be paid in accordance with Article 4, and:

(i)	such Company Shareholders shall cease to be registered holders and beneficial owners of such Common Shares and to have any rights as Company Shareholders, other than the right to be paid the Arrangement Consideration per Common Share from the Purchaser in accordance with this Plan of Arrangement;

(ii)	such Company Shareholders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company; and

(e)	notwithstanding the terms of the Company Share Compensation Plan and subject to Section 4.1(i), each Company Option outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, will cease to represent an option or other right to acquire Common Shares and shall be deemed to be exchanged for an option (a “Replacement Option”) to purchase from the Purchaser the number of Purchaser Shares (rounded down to the nearest whole number) equal to (A) the Exchange Ratio multiplied by (B) the number of Common Shares subject to such Company Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Common Share otherwise purchasable pursuant to such Company Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the original expiry date of such Company Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Company Option so exchanged, and shall be governed by the terms of the Company Share Compensation Plan, as assumed by the

Purchaser, and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option.

ARTICLE 3

RIGHTS OF DISSENT

3.01	Rights of Dissent

Registered Company Shareholders may exercise dissent rights with respect to the Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in subsection 190 of the CBCA, as modified by the Interim Order and this Section 3.01; provided that, notwithstanding subsection Part XV of the CBCA, the written notice of intent to exercise the right to demand the purchase of Common Shares contemplated by subsection 190(7) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Company Meeting, and provided that such notice of intent must otherwise comply with the requirements of the CBCA. Dissenting Company Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser, free and clear of all Liens, as provided in Section 2.03(c) and if they:

(a)	ultimately are entitled to be paid fair value by the Purchaser for such Common Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.03(c)); (ii) will be entitled to be paid the fair value of such Common Shares by the Purchaser which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Company Shareholders not exercised their Dissent Rights in respect of such Common Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement on the same basis as Company Shareholders who have not exercised Dissent Rights in respect of such Common Shares and shall be entitled to receive the Arrangement Consideration to which Company Shareholders who have not exercised Dissent Rights are entitled under Section 2.03(d), less any applicable withholdings.

3.02	Recognition of Dissenting Company Shareholders

(a)	In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Company Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.03(c), and the names of such

Dissenting Company Shareholders shall be removed from the registers of holders of the Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.03(c) occurs.

(c)	In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Company Equity Compensation Holders; (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution; and (iii) Company Shareholders who did not hold any Common Shares at the time the Arrangement Resolution was adopted or whose Common Shares in respect of which the Dissent Rights are exercised were not yet issued at the time the Arrangement Resolution was adopted.

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.01	Payment of Consideration

(a)	Following receipt of the Final Order and prior to the Effective Time, the Purchaser shall deliver or cause to be delivered (i) to the Depositary in escrow sufficient Purchaser Shares to satisfy the aggregate Arrangement Consideration payable pursuant to this Plan of Arrangement, which Purchaser Shares shall be held by the Depositary as agent and nominee from the time of the step described in Section 2.03(d) for Company Shareholders for distribution to Company Shareholders in accordance with the provisions of Section 2.03 and this Article 4, and (ii) to the Company, as a non-interest bearing loan, sufficient cash to pay the aggregate amount payable by the Company to the Company RSU Holders for the cancellation of all outstanding Company RSUs in accordance with Section 2.03(a) of this Plan of Arrangement, which cash shall be held by the Company as agent and nominee for the Purchaser until the completion of the step described in Section 2.03(a), at which time such cash shall be held by the Company as agent and nominee for such Company RSU Holders for distribution thereto in accordance with the provisions of this Article 4.

(b)	Upon surrender to the Depositary for cancellation of a certificate or DRS Advice, as applicable, which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.03(d), together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Common Shares represented by such surrendered certificate or DRS Advice, as applicable, shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable, a certificate or DRS Advice representing the Consideration Shares that such Company Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 4.03, and any certificate or DRS Advice so surrendered shall forthwith be cancelled.

(c)	From and after the Effective Time, any certificates or DRS Advices, as applicable, representing Common Shares held by former Company Shareholders shall represent only the right to receive the Arrangement Consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Company Shareholders, to receive the fair value of the Common Shares represented by such certificates or DRS Advices, as applicable.

(d)	On or as soon as practicable after the Effective Date, the Company shall deliver to each Company RSU Holder, as reflected on the applicable register maintained by the Company in respect of the Company RSU, as, a cheque, wire or other form of immediately available funds (or process the payment through the Company’s payroll systems or such other means as the Company may elect or as otherwise directed by the Purchaser including with respect to timing and manner of such delivery), representing the amount which such Company RSU Holder is entitled to receive under in Sections 2.03(a) of this Plan of Arrangement, less any amount withheld pursuant to Section 4.03.

(e)	Any such certificate or DRS Advice formerly representing Common Shares, as applicable, or other document required to be delivered to the Depositary under Section 4.1(b) not duly delivered on or before the sixth anniversary of the Effective Date or any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date shall cease to represent a right, a claim by or interest of any former Company Shareholder of any kind or nature against or in the Company or the Purchaser. On such date, the right of any holder to receive the applicable consideration for the Common Shares, together with all dividends, distributions or cash payments thereon held for such holder pursuant to this Plan of Arrangement, as applicable, shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)	All dividends and distributions made after the Effective Time with respect to any Consideration Shares allotted and issued pursuant to this Arrangement but for which a certificate or DRS Advice has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder of such Consideration Shares. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. Subject to this Section 4.1(f), the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder is entitled, net of any applicable withholding and other Taxes.

(g)	In no event shall any Company Shareholder be entitled to a fractional Consideration Share. Where the aggregate number of Consideration Shares to be issued to a Company Shareholder as Arrangement Consideration under the Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be received by such Company Shareholder shall be rounded down to the nearest whole Consideration Share.

(h)	No Company Shareholder or Company Equity Compensation Holder shall be entitled to receive any consideration with respect to such Common Shares,

Company Options or Company RSUs, as applicable, other than any Arrangement Consideration, Replacement Option or cash payment to which such holder is entitled in accordance with Section 2.03 and this Section 4.01, as applicable, and, except as otherwise provided herein, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, except as expressly contemplated herein.

(i)	It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option. Therefore, notwithstanding Section 2.03(e), if it is determined in good faith that the excess of the aggregate fair market value of the Purchaser Shares subject to a Replacement Option immediately after the issuance of the Replacement Option over the aggregate option exercise price for such Purchaser Shares pursuant to the Replacement Option (such excess referred to as the “Replacement Option In- the-Money-Amount”) would otherwise exceed the excess of the aggregate fair market value of the Common Shares subject to the Company Option in exchange for which the Replacement Option was issued over the aggregate option exercise price for such Common Shares pursuant to the Company Option (such excess referred to as the “Option In-the-Money-Amount”), the number of Purchaser Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement In-the-Money-Amount in respect of such Replacement Option does not exceed the Option In-the-Money Amount of the Company Option in accordance with subsection 7(1.4) of the Tax Act but only to the extent necessary to eliminate such excess and in a manner that does not otherwise adversely affect the holder of the Replacement Option.

4.02	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.03 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the applicable Arrangement Consideration, in accordance with such holder’s Letter of Transmittal. When authorizing such Arrangement Consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom such Arrangement Consideration is to be delivered shall as a condition precedent to the delivery of such Arrangement Consideration, give a bond satisfactory to Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.03	Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, (a “Payor”) shall be entitled to deduct or withhold from the consideration payable or otherwise deliverable to any Person (a “Recipient”) pursuant to this Plan of Arrangement, including Company Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders or former holders of Company Options or Company RSUs, such Taxes or other amounts as the Payor is required to deduct or withhold with respect to such payment or delivery under the Tax Act or any provision of any other applicable Law. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Recipient in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate authority or person in accordance with applicable Law. Each Payor and any person acting on their behalf is hereby authorized to sell or otherwise dispose of (or otherwise require such Recipient to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale of) such portion of any share or other security deliverable to such Recipient as is necessary to provide sufficient funds to the Payor, to enable it to comply with such deduction or withholding requirement, and the Payor shall use commercially reasonable efforts to notify such Recipient of such withholding and sale and shall remit the applicable portion of the net proceeds of such sale to the appropriate authority and, if applicable, the balance to the Recipient.

4.04	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.05	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company RSUs, Company Options issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Company Shareholders (including, for greater certainty, Dissenting Company Shareholders), the Company Equity Compensation Holders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company RSUs or Company Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS AND WITHDRAWAL

5.01	Amendments to Plan of Arrangement

(a)	The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Shareholders and the Company Equity Compensation Holders, if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company and the Purchaser at any time prior to the Company Meeting (provided that the Company and the Purchaser, each acting reasonably, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the

Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders and/or the Company Equity Compensation Holders voting in the manner directed by the Court.

(d)	Notwithstanding Section 5.01(a), the Company and the Purchaser may, at any time following the Effective Date, amend, modify or supplement this Plan of Arrangement without the approval of Company Shareholders, the Company Equity Compensation Holders or the Court provided that each amendment, modification or supplement (i) must be set out in writing, (ii) must concern a matter which, in the reasonable opinion of each of the Company and the Purchaser is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (iii) is not adverse to the economic interests of any former Company Shareholders or Company Equity Compensation Holders.

5.02	Withdrawal

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.01	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 7

U.S. SECURITIES LAW MATTERS

7.01	U.S. Securities Laws Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Purchaser Shares to be issued to Company Shareholders in exchange for their Common Shares and all Replacement Options to be issued to holders of Company Options pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and exemptions from applicable U.S. state securities

(Blue Sky) laws and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

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SCHEDULE B

ARRANGEMENT RESOLUTION

1.	The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Adventus Mining Corporation (the “Company”), pursuant to the arrangement agreement between the Company and Silvercorp Metals Inc. dated April 26, 2024, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated [●], 2024 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix [●] to the Circular, is hereby authorized, approved and adopted.

3.	The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.	The Company is authorized and directed to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the “Company Shareholders”) and the holders of options and restricted share units of the Company (the “Company Equity Compensation Holders”) or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Shareholders or the Company Equity Compensation Holders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.	Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement, to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

7.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters

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authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

SCHEDULE C

COMPANY REPRESENTATIONS AND WARRANTIES

1.	Corporate Existence, Power and Registration. Each of the Company and its Subsidiaries (i) has been duly incorporated, is a valid and subsisting corporation in good standing under the laws of its jurisdiction of incorporation and is up-to-date in all material corporate filings, (ii) has all requisite corporate power and authority to conduct its business as now conducted or currently proposed to be conducted, to own or lease its property and assets and (iii) is duly qualified, licensed, or registered to transact business in each jurisdiction where such qualification, license or registration is necessary, whether by reason of the ownership or leasing of property or the conduct of business, and is carrying on business in material compliance with all applicable Laws, rules or regulations of each such jurisdiction, except where the failure to be in good standing or so registered would not be expected to have a Material Adverse Effect in respect of the Company. No acts or proceedings have been taken or instituted, are pending or, to the knowledge of the Company, have been threatened, in any such jurisdiction to dissolve or liquidate the Company or any of the Company Material Subsidiaries, or to revoke, limit or curtail such power and authority of the Company or any of the Material Subsidiaries.

2.	Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the completion of the Arrangement and the other transactions contemplated hereby other than approval by the Company Shareholders and Company Equity Compensation Holders in the manner required by the Interim Order and Law and approval by the Court.

3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with their terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.	Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby and thereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) filings with the Director under the CBCA; and (d) filings with the Securities Authorities or the TSXV.

5.	Competition Act (Canada). Neither the aggregate value of the assets in Canada nor the gross revenues from sales in or from Canada generated by such assets exceeds the threshold established at section 110(3) of the Competition Act, each determined as of the time and in the manner prescribed in accordance with the Notifiable Transactions Regulations.

6.	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby and thereby do not and will not (or would not with the giving of notice, the lapse of time or both):

(a)	contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents or the organizational documents of any of its Subsidiaries;

(b)	assuming compliance with the matters referred to in Section 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets;

(c)	except under the agreements as disclosed in Schedule 3.1(6)(c) of the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(d)	result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiaries.

7.	Capitalization.

(a)	The authorized capital of the Company consists of an unlimited number of Common Shares. As of the date of this Agreement, there are 382,166,895 Common Shares issued and outstanding. All issued and outstanding Common Shares have been duly authorized, are validly issued and outstanding, and are fully paid and non-assessable. To the knowledge of the Company, no securities issued by the Company from the date of its incorporation to the date hereof were issued in violation of any pre-emptive rights or similar privileges. There are no dividends which have accrued or been declared but are unpaid on the Common Shares. All securities of the Company have been issued in accordance with the provisions of applicable Securities Laws.

(b)	Other than as set forth in Schedule 3.1(7(b) of the Company Disclosure Letter, the only convertible securities of the Company that are outstanding are Company Options to purchase an aggregate of 19,326,337 Common Shares, Company Warrants to purchase an aggregate of 35,394,483 Common Shares, and Company RSUs exercisable for an aggregate of 4,108,000 Common Shares. Schedule 3.1(7(b) of the Company Disclosure Letter sets forth a schedule, as of the date hereof and to the extent applicable, of all outstanding grants to holders of Company Options, Company RSUs and Company Warrants and the number, exercise price, date of grant, expiration dates, vesting schedules, performance criteria and the names of the holders of such securities and whether each such holder is a current director of the Company or current officer, employee or consultant of the Company.

There are no outstanding securities, authorized notes, bonds, debentures or other evidences of indebtedness of the Company or its Subsidiaries that have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the holders of the Common Shares on any matter.

8.	Other Rights.

(a)	Except as referenced in Schedule 3.1(7)(b) of the Company Disclosure Letter or as set out in Schedule 3.1(8) of the Company Disclosure Letter, there are no outstanding (A) Company Convertible Securities or securities, notes or instruments convertible into or exercisable for any equity interests of the Company or its Subsidiaries; (B) options, warrants, subscriptions or other rights (pre-emptive or otherwise) or commitments to acquire capital stock or other equity interests of The Company or its Subsidiaries, and (C) Contracts or commitments of any kind, including employee benefit arrangements, relating to the issuance, repurchase or redemption by the Company or its Subsidiaries of any Common Shares, other equity securities or other equity interests of the Company or its Subsidiaries, any such securities or instruments convertible or exercisable for securities or any such options, warrants or rights; and (D) share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, share price, income or any other attribute of or related to the Company. There are no notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any person, directly or indirectly, the right to vote with the holders of Common Shares on any matter.

(b)	There are no outstanding rights, agreements or other commitments which relate to the registration or qualification of any securities of the Company or any of its Subsidiaries for sale or distribution in any jurisdiction.

9.	Subsidiaries.

(a)	The Company does not have any Subsidiaries other than the Company Subsidiaries as set out in Schedule 3.1(9) of the Company Disclosure Letter. Schedule 3.1(9) of the Company Disclosure Letter accurately sets out (i) the name and jurisdiction of each Subsidiary, (ii) the issued and authorized capital of each Subsidiary, (iii) the percentage of equity owned directly or indirectly by each registered holder of capital stock in the Subsidiary. All such shares owned by the Company are legally and beneficially owned by the Company, free and clear of all Liens of any kind whatsoever, other than as disclosed in Schedule 3.1(9) of the Company Disclosure Letter. All of the outstanding shares of the Company’s Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares (or the equivalent legal concept in another jurisdiction) and no such shares or other equity interests: (i) have been issued in violation of any Law or any pre-emptive or similar rights; or (ii) are subject to pre- emptive rights, rights of first refusal or similar rights created by statute, such Subsidiary’s organizational documents or any agreement binding upon the Company or any of its Subsidiaries. No Person has any right, agreement or option for the purchase from the Company, of any interest in any of the shares owned by the Company nor, to the knowledge of the Company, for the issue or allotment of any unissued shares in the capital of any of the Company Subsidiaries or any other security convertible into or exchangeable for any such shares. None of the Company Subsidiaries has any other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any securities of such Subsidiary, including any security or obligation of any kind convertible into or exchangeable or exercisable for any security of such Subsidiary. The only material Subsidiaries of the Company are the Material Subsidiaries.

(b)	The Subsidiaries listed in Schedule 3.1(9)(b) of the Company Disclosure Letter are the only Subsidiaries of the Company that are material, based on the requirements for disclosure of Subsidiaries in an Annual Information Form set out in National Instrument 51-102 – Continuous Disclosure Obligations (the “Material Subsidiaries”).

10.	Shareholders’ and Similar Agreements. Except as disclosed in Schedule 3.1(10) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership, registration, transfer or voting of any of the securities of the Company or of any of its Subsidiaries or pursuant to which any Person other than the Company or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries.

11.	Corporate Books and Records. The minute books and records of the Company and the Material Subsidiaries made available to the Purchaser in connection with its due diligence investigations of the Company for the period of examinations thereof, are all of the minute books and all of the records of the Company and the Material Subsidiaries for such period. The minute books and records of the Company and the Material Subsidiaries have been maintained in material compliance with applicable Laws, rules and regulations, and the Company Diligence Information includes complete and correct copies of the constating documents of each of the Company and the Material Subsidiaries and contains substantially complete and accurate records of all meetings and other corporate actions of the Board and the board of directors of each of the Material Subsidiaries, of the committees of the Board and the board of directors of each of the Material Subsidiaries, and of the incorporators and shareholders of the Company and the Material Subsidiaries.

12.	Securities Law Matters.

(a)	The Company is a “reporting issuer” (within the meaning of Securities laws) in good standing and not on the list of defaulting issuers as maintained by the securities regulators for a default of any requirement of Securities Laws in each of the Provinces of Alberta, British Columbia, New Brunswick, Newfoundland and Labrador, and Ontario and is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSXV. Except as disclosed in Schedule 3.1(12)(a) of the Company Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any of its securities and, to the knowledge of the Company, no inquiry or investigation of any Securities Authority, is pending, in effect or ongoing or threatened. The Common Shares are listed on the TSXV and quoted on the OTCQX and trading of the Common Shares is not currently halted or suspended and the Company does not have securities listed for trading on any other securities exchange. None of the Company’s Subsidiaries is subject to any disclosure requirements under any securities laws in any jurisdiction in which such Subsidiary is formed or otherwise organized or operates.

(b)	Except as disclosed in Schedule 3.1(12)(b) of the Company Disclosure Letter, the documents comprising the Company Filings as filed or furnished in all material respects with the requirements of applicable Securities Laws and, where applicable, the rules and policies of the TSXV and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. Except as disclosed in Schedule 3.1(12)(b) of the Company Disclosure Letter, the Company has, since January 1, 2023, complied and is in compliance with applicable Securities Laws and the rules, policies and requirements of the TSXV in all material respects. The Company has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by it under applicable Securities Laws and where applicable, the rules and policies of the TSXV since January 1, 2023. The Company has not filed any confidential material change report with the Securities Authorities which at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters that the Company has received from any Securities Authority with respect to any of the Company Filings and, to the knowledge of the Company, neither the Company nor any of the Company Filings are subject of an ongoing audit, review, comment or investigation by any Securities Authority or, in the case of the Company, the TSXV.

(c)	The Company is not subject to any cease trade or other order of the TSXV or any Securities Authority, and, to the knowledge of the Company, no investigation or other proceedings involving the Company that may operate to prevent or restrict trading of any securities of the Company are currently in progress or pending before the TSXV, or any Securities Authority.

13.	Financial Statements.

(a)	The audited consolidated financial statements of the Company (including any of the notes or schedules thereto and the auditors’ report thereon) for the year ended December 31, 2022 and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 (i) were prepared in accordance with IFRS, (ii) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its respective Subsidiaries as of the dates set out in such statements and the consolidated financial position, results of operations or financial performance and cash flows of the Company and its respective Subsidiaries as at the dates and for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements) and (iii) reflect appropriate reserves in respect of contingent liabilities, if any. The Company does not intend to make any material correction or restatement of, nor, to the knowledge of the Company, is there any basis for any material correction or restatement of, any aspect of any of the financial statements referred to in this Section 13. Except as described in the notes to the Company’s audited consolidated financial statements as at and for the fiscal year ended December 31, 2022 and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, there has been no material change in the Company’s accounting policies since September 30, 2023. There are no, nor are there any commitments to become a party to, any off-balance sheet transactions of the Company or of any of its Subsidiaries with unconsolidated entities or other Persons.

(b)	Since January 1, 2023, the financial books, records and accounts of the Company and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Company’s financial statements for periods beginning on or after such date.

14.	Disclosure Controls and Internal Control over Financial Reporting.

(a)	The Company has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Company’s management, as applicable, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	The Company has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)	To the knowledge of the Company, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, none of the Company, any of its Subsidiaries, or any of their respective directors, officers, auditors, accountants or representatives has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

15.	Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and, to the knowledge of the Company, there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

16.	No Undisclosed Liabilities. The Company and its Subsidiaries do not have any material Liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise required to be disclosed under the IFRS, which, in either case, are not fully reflected, reserved against or disclosed in the Company Financial Statements, except as set forth in Schedule 3.1(16) of the Company Disclosure Letter.

17.	Absence of Certain Changes. Other than as set out in Schedule 3.1(17) of the Company Disclosure Letter, since September 30, 2023, except in connection with the transaction contemplated by the Arrangement and the Private Placement, the Company has conducted its business only in the Ordinary Course and there has not occurred:

(a)	any event, occurrence, development or state of circumstances or facts that has had or that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company;

(b)	any amendments or changes (or any plans to make any amendments or changes) in the constating documents of the Company or any of its Subsidiaries;

(c)	any material damage, destruction or loss, whether or not covered by insurance;

(d)	any material write-down by the Company of any of the assets of the Company or its Subsidiaries;

(e)	any expenditure or commitment to expend by the Company or its Subsidiaries with respect to capital expenses;

(f)	any acquisition, assignment, transfer or sale, lease, license or other disposition or Lien by the Company or any Subsidiary of any interest in the Company Properties or any other material assets;

(g)	any satisfaction or settlement of any material claim, liability or obligation of the Company;

(h)	any material change of the Company’s accounting policies, principles, methods, practices or procedures;

(i)	any

(i)	incurrence, assumption or guarantee by the Company or its Subsidiaries of any debt for borrowed money other than in the Ordinary Course consistent with past practice or for equipment leases;

(ii)	issuance or sale of any Common Shares, other voting securities or Company Convertible Securities other than the grant of Company Convertible Securities to purchase Common Shares to directors, employees and consultants pursuant to the Company Share

Compensation Plan in the Ordinary Course in accordance with past practice;

(iii)	issuance or sale of any bond or other corporate security by the Company or any of its Subsidiaries;

(iv)	discharge or satisfaction of any material Lien, other than current Liabilities incurred since September 30, 2023 in the Ordinary Course;

(v)	declaration or making of any payment or distribution to the Company Shareholders or purchase or redemption of any share of its capital stock or other security;

(vi)	waiver by the Company or any of its Subsidiaries of any right of substantial value whether or not in the Ordinary Course;

(vii)	change in officer compensation of the Company or any of its Subsidiaries, except in the Ordinary Course consistent with past practice or as required by applicable Law; or

(viii)	other commitment (contingent or otherwise) to do any of the foregoing;

(j)	any creation, sufferance or assumption by the Company or any of its Subsidiaries of any Lien on their respective properties other than Liens existing on the date hereof, arising in the Ordinary Course or in connection with equipment leases or working capital lines of credit; or

(k)	any entry into, amendment of, relinquishment, termination or non-renewal by the Company or its Subsidiaries of any Company Material Contract, license, lease, transaction, commitment or other right or obligation, other than in the Ordinary Course.

18.	Insurance. The insurance policies providing insurance coverage to the Company or its Subsidiaries are adequate for the business conducted or currently proposed to be conducted by the Company and its Subsidiaries and are sufficient for compliance by the Company and its Subsidiaries with all requirements of applicable Laws and all material agreements to which the Company or its Subsidiaries is a party or by which any of their assets are bound. All insurance policies of the Company are disclosed in Schedule 3.1(18) of the Company Disclosure Letter and the Company Diligence Information includes complete and correct copies of such insurance policies. All of such policies are in full force and effect and are valid and enforceable in accordance with their terms, and the Company and its Subsidiaries have complied with all material terms and conditions of such policies, including premium payments, and there are no material Claims by the Company or its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. All of such policies shall remain in full force and effect and shall not be cancelled or terminated as a result of this Agreement. None of the insurance carriers has indicated to the Company or its Subsidiaries an intention to cancel any such policy or deny any Claim made thereunder. The Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect in respect of the Company.

19.	Long-Term and Derivative Transactions. Neither the Company nor any of its Subsidiaries have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

20.	Related Party Transactions. Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company, any of its Subsidiaries or any of their respective Affiliates (except for amounts due in the Ordinary Course as salaries, bonuses, director’s fees, under Employee Plans or amounts owing under any contracting agreement with any such independent contractor or the reimbursement of Ordinary Course expenses). Except as disclosed in Schedule 3.1(20) of the Company Disclosure Letter, there are no Contracts (other than employment arrangements or independent contractor arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company, any of its Subsidiaries or any of their respective Affiliates.

21.	No “Collateral Benefit”. To the knowledge of the Company, other than the Purchaser, no related party (within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of the Company together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

22.	Compliance with Laws. Except in connection with the matters as disclosed in Schedule 3.1(22) of the Company Disclosure Letter, the Company and each of its Subsidiaries is, and, to the knowledge of the Company, since January 1, 2022 has been, in compliance with all applicable Laws, and neither the Company nor any of its Subsidiaries is, to the knowledge of the Company, under any investigation with respect to, has been charged or to the knowledge of the Company threatened to be charged with, or has received notice of, any violation or potential violation of any Law or a disqualification by a Governmental Entity except, in each case, as could not reasonably be expected to have a Material Adverse Effect in respect of the Company.

23.	Authorizations and Licenses.

(a)	The Company and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of the Company as it relates to the ownership, operation or use of the Company Properties.

(b)	Except as disclosed in Schedule 3.1(23)(b) of the Company Disclosure Letter, the Company or its Subsidiaries, as applicable, (i) lawfully hold, own or use, and have complied with, all Authorizations that are required by Law in connection with the operation of the business of the Company and each of its Subsidiaries as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company, (ii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course; (iii) to the knowledge of the Company, there are no facts, events or circumstances that may reasonably be expected to result in a failure to obtain or failure to be in compliance with all Authorizations as are necessary to conduct the business of the Company or the Subsidiaries; and (iv) to the knowledge of the Company, no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any Authorization.

(c)	To the knowledge of the Company, no action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of the Company or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or amend any such Authorization, except, in each case, as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company.

(d)	Neither the Company nor any of its Subsidiaries has given an undertaking or written assurance (whether legally binding or not) to any Governmental Entity (including any competition authority) under any anti-trust or similar legislation in any jurisdiction which remains current at the date of this Agreement.

(e)	Neither the execution, delivery nor performance of this Agreement would adversely affect the status of any of such Authorizations.

24.	Material Contracts.

(a)	Schedule 3.1(24) of the Company Disclosure Letter sets out a list of each Company Material Contract. The Company Diligence Information includes complete and correct copies of all Company Material Contracts to which Company or its Subsidiaries is a party and no such Company Material Contract has been modified, rescinded or terminated;

(b)	Each Company Material Contract to which the Company or its Subsidiaries is a party is in full force and effect, unamended, and the Company or its Subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof. All Company Material Contracts are legal, valid, binding and in full force and effect and are unamended and enforceable by the Company and its Subsidiaries in accordance with their respective terms and are the product of arm’s length negotiations between the parties thereto;

(c)	The Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Company Material Contracts, are entitled to all benefits under such Company Material Contracts and are not alleged to be (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, nor, to the Company’s knowledge, is any counterparty thereto in breach or default in any material respect thereunder.

(d)	To the knowledge of the Company, each Material Contract is a legal, valid, and binding obligation of the Company or a Subsidiary of the Company, as applicable, and in full force and effect and is enforceable by the Company or a Subsidiary of the Company, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(e)	Except as disclosed in Schedule 3.1(24)(e) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, rescind, terminate or otherwise adversely modify or not renew its relationship with the Company or any of its Subsidiaries and, to the knowledge of the Company, no such action has been threatened.

25.	Intellectual Property. Except in each case to the extent that it could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company:

(a)	the Company and its Subsidiaries own, or are validly licensed or otherwise have adequate enforceable rights to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are used in their respective businesses;

(b)	to the knowledge of the Company, the use by the Company and its Subsidiaries of its Intellectual Property, does not infringe upon or breach the industrial or intellectual property rights of any other person; and

(c)	neither the Company nor any of its Subsidiaries have commenced legal proceedings against any Person relating to an infringement by such person of Intellectual Property.

26.	Data Privacy and Cybersecurity. The Company and its Subsidiaries have established and implemented policies, programs, and procedures that are commercially reasonable to protect the confidentiality, integrity, and/or availability of the information in their possession, custody, or control and of their Software and their IT Assets in their possession, custody, or control. Upon the Closing, and to the knowledge of the Company, the Company and its Subsidiaries will continue to have the right to use personal information on the same basis that the Company and its Subsidiaries were entitled to use such information immediately prior to the Closing. Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company, to the knowledge of the Company, (i) there has been no loss, damage, or unauthorized access, disclosure, transfer or use of any personal information or otherwise protected business information in the possession, custody, or control of the Company or any Subsidiary, or maintained or processed on any of their behalf and (ii) there have been no material outages or breaches of, and to their knowledge there are no bugs, defects, backdoors, or malicious code in, any Software used by the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries has notified in writing, or been required to notify in writing, any Person of any personal data or network security-related incident, nor has the Company or any of its Subsidiaries received any written notice of any claims, investigations, or alleged violations of Law with respect to data security, personal data rights or privacy.

27.	U.S. Securities Matters.

(a)	The Company is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act.

(b)	Neither the Company nor any of its Subsidiaries is registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(c)	Neither the Company nor any of its Subsidiaries has, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the U.S. Exchange Act.

28.	Mineral Rights.

(a)	Section 3.1(28(a) of the Company Disclosure Letter sets forth an accurate description of the Company Properties and all material mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) of the Company and its Subsidiaries (collectively, the “Company Mineral Rights”).

(b)	The Company and its Subsidiaries, as the case may be, hold freehold title, leases, licenses, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Company Properties are located, under valid, subsisting and enforceable title documents or instruments, sufficient to permit the Company, and its Subsidiaries, as the case may be, to explore for the minerals relating thereto, and all property, leases or claims in which the Company or any Subsidiary has any interest or right have been validly applied for and, if issued, to the knowledge of the Company, issued in accordance with all applicable Laws and are valid and subsisting. The Company and each of its Subsidiaries as the case may be, have all necessary surface rights, access rights and other necessary rights and interests relating to the Company Properties, granting the Company and its Subsidiaries, as the case may be, the right and ability to explore for minerals as are appropriate in view of the rights and interest therein of the Company and its Subsidiaries, as the case may be, and the current state of exploration, with only such exceptions as do not materially interfere with the use made by the Company and its Subsidiaries, as the case may be, of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements, leases, instruments and obligations relating thereto is currently in good standing in the name of the Company or a Subsidiary. The only material mineral properties of the Company are the Company Properties.

(c)	The mining claims of the Company for the Company Properties have at all times been in good standing and in material compliance with all applicable Laws, regulations and policies. Other than as disclosed in Schedule 3.1(28(c) of the Company Disclosure Letter, no third party holds any interest or right to acquire an interest in the Company Properties or any priority over the Company in respect of the Company Properties and, to the knowledge of the Company, no third party has filed or registered an application for a mining claim or other property right in respect of the Company Properties, or any part thereof. To the knowledge of the Company, none of the directors or officers of the Company or its Subsidiaries holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in the Company Properties or in any permit, concession, mining claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals, ore or metals from or in any manner in relation to the Company Properties and any other properties located within 10 kilometres of the Company Properties.

(d)	There is no material adverse claim against or challenge to the title to or ownership of the Company Properties or any of the Company Mineral Rights.

(e)	The Company or any Subsidiary has the exclusive right to deal with the Company Properties and the Company Mineral Rights.

(f)	Other than Taxes and interests of Governmental Entities, no Person other than the Company and its Subsidiaries has any interest in the Company Properties or any of the Company Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(g)	There are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect the interest of the Company or any of its Subsidiaries in the Company Properties or any of the Company Mineral Rights.

(h)	There are no material restrictions on the ability of the Company or any of its Subsidiaries to use, transfer or exploit the Company Properties or any of the Company Mineral Rights, except pursuant to the applicable Laws.

(i)	None of the Company or any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of the Company or any of its Subsidiaries in any of the Company Properties or any of the Company Mineral Rights.

(j)	No Company Properties or Company Mineral Rights are subject to any expropriation proceeding by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(k)	The Company and its Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by the Company and its Subsidiaries, and other interests that are required to conduct operations as currently conducted.

(l)	All agreements required to be entered into or secured in respect of the Company Properties or as required by the Company Mineral Rights have been duly, validly and timely entered into or secured by the Company or a Subsidiary, including but not limited to all required agreements with the real property owners and persons who have lawful possession of the real property (posseiros legitimas).

(m)	Except as disclosed in Schedule 3.1(28(m) of the Company Disclosure Letter, with respect to any Company Properties Rights that are leased by the Company, or a Subsidiary:

(i)	neither the Company nor any Subsidiary has received any notice of default of any of the terms or provisions of the leases applicable thereto;

(ii)	the leases applicable thereto are valid and are in good standing;

(iii)	the Company and its Subsidiaries have no knowledge of any act or omission or any condition on such properties which could be considered or construed as a default under any of the such leases applicable thereto;

(iv)	neither the Company nor any Subsidiary is a party to, or under any agreement to become a party to, any lease with respect to Company Properties Rights, which, if terminated, could reasonably be expected to have a Material Adverse Effect in respect of the Company;

(v)	the property covered thereby is free and clear of all Liens except Liens that would not individually or in the aggregate have a Material Adverse Effect in respect of the Company, other than pursuant to the terms of the Trafigura Credit Agreement or the Stream Agreement; and

(vi)	in the case of the Company Properties Rights as to which the Company or a Subsidiary holds rights to explore for, develop, mine or produce minerals, the Company or the Subsidiary, has the right to the foregoing.

29.	Property Agreements. All of the agreements and other documents and instruments pursuant to which the Company or any Subsidiary holds the Company Properties (including any interest therein, or right to earn or preserve an interest therein) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof (subject to customary qualifications and exceptions). The Company and its Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments nor, to the knowledge of the Company, is any such default currently being alleged, and the Company Properties are in compliance in all material respects with the applicable Laws of the jurisdiction in which it is situated. All leases, licences, concessions and claims pursuant to which the Company or any Subsidiary may derive its interests in the Company Properties are in good standing and, to the knowledge of the Company, there has been no material default under any such lease, licence, concession or claim. All Taxes and other fees required to have been paid with respect to the Company Properties and all other property and assets of the Company and its Subsidiaries have been paid in full. The Company Properties (or any interest therein) are not subject to any right of first refusal, back-in rights, streaming rights, purchase right, option, acquisition right or other similar right to acquire an interest in the Company Properties, other than disclosed in Schedule 3.1(29) of the Company Disclosure Letter.

30.	Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the properties of the Company or any Subsidiary. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the properties of the Company or any Subsidiary, and no dispute in respect of the properties of the Company or any Subsidiary with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

31.	Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for Company Properties and the Company Mineral Rights in which the Company or any of its Subsidiaries holds an interest, as set forth in the Company Filings, were prepared in all material respects in accordance with sound mining, engineering, geosciences and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Company or any of its Subsidiaries, or any of their material joint ventures, taken as a whole, from the amounts set forth in the Company Filings.

32.	No Expropriation. No property or asset of the Company or any of its Subsidiaries has been taken or expropriated by any Governmental Entity nor, to the knowledge of the Company, has any Governmental Entity given notice of or commenced any proceeding to take or expropriate any such property or asset.

33.	Mineral Reserves and Resources.

(a)	The Company Technical Reports comply in all material respects with the provisions of NI 43-101, the estimates of the mineral resources set forth therein have been prepared in accordance with Canadian industry standards set forth in NI 43-101, the method of estimating such mineral resources has been verified by mining experts who are “qualified persons” (within the meaning of NI 43-101) and to the knowledge of the Company, the information upon which the estimates of mineral resources were based, was, at the time of delivery thereof, complete, accurate, reasonable and appropriate, in all material respect and there have been no material change to such information since the date of delivery or preparation thereof.

(b)	the Company is in material compliance with the provisions of NI 43-101 and has filed all technical reports on SEDAR+ required to be filed by NI 43-101 with respect to each of its material mineral properties (including the Company Technical Reports) and there has been no material change to any of the information used to prepare the Company Technical Reports that would require the filing of a new technical report, or amendment to the Company Technical Reports, under NI 43-

101, except as has been filed by the Company with the securities regulators on SEDAR+

34.	Work Programs. Except as disclosed in Schedule 3.1(34) of the Company Disclosure Letter, the Company has not entered into any joint venture, work program or made any other commitment or undertaking of any nature for which the Company will be required to pay greater than $250,000 in the aggregate over the next three months.

35.	Title to Assets. Except as disclosed in Schedule 3.1(35) of the Company Disclosure Letter, the Company and its Subsidiaries, are the absolute legal and beneficial owners of and have good and marketable title to or, a valid leasehold interest in, the Company Properties and related assets, and hold mineral, access and other rights or interests to the Company Properties (collectively, the “Company Property Rights”), free and clear of all Liens, except for any defects which, individually or in aggregate are not material to the Company or its Subsidiaries, and no other property rights or interests are necessary for the conduct of the business of the Company or any of its Subsidiaries, as currently conducted or currently contemplated to be conducted in the near term. The Company is not aware of any material Claim or the basis for any material Claim that might or could reasonably be expected to adversely affect the right of the Company or any Subsidiary to use, transfer or otherwise exploit the Company Properties or the Company Property Rights, and neither the Company nor any Subsidiary, has any current responsibility or obligation to pay any outstanding material commission, royalty, license fee or similar payment to any person with respect to any of the Company Properties or the Company Property Rights, except pursuant to applicable Law.

36.	Exploration Information. Except as disclosed in Schedule 3.1(36) of the Company Disclosure Letter and the Company Filings, the Company has provided the Purchaser with access to full and complete copies of all exploration information and data relating to the Company Properties (to the extent such information and data is material) since January 1, 2019, provided no material information for the periods prior to January 1, 2019 has been knowingly withheld and which information is owned by, or within the possession or control of, the Company or any of its Subsidiaries, including, without limitation and in each case to the extent material, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Company Mineral Rights or the Company Properties which are owned by, or within the possession or control of, the Company, or any of its Subsidiaries and, to the knowledge of the Company and except as disclosed in Schedule 3.1(36) of the Company Disclosure Letter, the Company has the sole right, title, ownership and right to use all such information, data reports and studies.

37.	Litigation. Except as disclosed in Schedule 3.1(37) of the Company Disclosure Letter, there is no action, suit, proceeding, judgment, Claim, inquiry or investigation (including any Claims by indigenous persons) existing, pending or, to the knowledge of the Company after due inquiry, threatened against any of the property or assets of the Company or any of its Subsidiaries, at law or equity, or before any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way affect the assets, Liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any judgment, Order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Entity, which either individually or in the aggregate, may result in a Material Adverse Effect in respect of the Company or adversely affect the ability of the Company to perform its obligations hereunder. There is no legal or regulatory action or proceeding pending or, to the knowledge of the Company, threatened, which could enjoin, restrict or prohibit the Company from performing its obligations hereunder.

38.	Environmental Matters. Except as set forth in Schedule 3.1(38) of the Company Disclosure Letter:

(a)	To the knowledge of the Company, the properties, assets and operations of the Company and its Subsidiaries are and for the last five years have been in material compliance with all Environmental Laws. The Company and its Subsidiaries are in possession of, and in compliance with, all material Authorizations required by Environmental Laws to own, lease and operate the Company Assets and to conduct their respective businesses, as now conducted. The Company has no knowledge of any actual, or threatened, written Order or directive from any Governmental Entity of any actual, potential or alleged violation of or failure of the properties, assets or operations of the Company or any of its Subsidiaries to comply with any Environmental Law, except where such matter would not have a Material Adverse Effect.

(b)	To the knowledge of the Company, neither the Company nor any Subsidiary has any material Liabilities, including any Liability for fines, penalties, corrective action costs, remedial action costs, personal injury, property damage, natural resource damages or attorney’s fees, pursuant to any Environmental Laws, in connection with the Company’s treatment, storage, disposal, transportation, handling, manufacturing and distribution of Hazardous Substances.

(c)	No bond, surety or security arrangement is required to satisfy the requirements of any Environmental Laws applicable to the Company or its Subsidiaries with respect to their respective assets and current operations.

(d)	There are no pending written claims or Orders, or to the knowledge of the Company, threatened claims or Orders, against the Company or any of its Subsidiaries, arising out of non-compliance with any Environmental Laws, except where any such matter would not have a Material Adverse Effect;

(e)	To the knowledge of the Company, there are no pending changes to Environmental Laws that would render illegal, or materially restrict, the operation of the business of the Company or any Subsidiary in its usual and ordinary course; and

(f)	The Company has made available to the Purchaser copies of all reports pertaining to any environmental assessments, audits, or investigations prepared in the last five years relating to the currently and formerly owned and leased real property that are within the possession or control of the Company or any of its Subsidiaries.

39.	Employees.

(a)	The Company and its Subsidiaries are currently in material compliance with all applicable Laws respecting employment and employment practices, workers’

compensation, occupational health and safety and similar legislation, including payment in all material respects of all amounts owing thereunder, and there are no pending Claims or outstanding Orders of a material nature against any of them under applicable employment and employment practice, workers’ compensation legislation, occupational health and safety or similar legislation nor, to the knowledge of the Company, has any event occurred in the past three years which may reasonably be expected to give rise to any such material Claim.

(b)	Schedule 3.1(39(b) of the Company Disclosure Letter sets out a true and complete list of all Company Employees as of the date hereof, including their respective location, hire date, cumulative length of service, term of contract (if fixed), position, compensation (including but not limited to salary, bonus and commissions), eligibility to participate in short-term and long-term incentive plans (and grants received under these plans, if any) (in respect of Canadian employees only), benefits, annual vacation entitlement in days, and whether they are unionized, as well as a list of all former employees of the Company to whom the Company or any of its Subsidiaries has outstanding termination or severance obligations, indicating the value of such obligations. Except as disclosed in Schedule 3.1(39(b) of the Company Disclosure Letter, no Company Employee has any agreement as to length of notice or severance payment required to terminate his or her employment that is in excess of what is required by applicable Law. Company Diligence Information contains true and complete copies of all written employment agreements in relation to the Company Employees listed in Schedule 3.1(39(b) of the Company Disclosure Letter whose base salary or base wages is in excess of $150,000 per annum.

(c)	Schedule 3.1(39(c) of the Company Disclosure Letter contains a correct and complete list of each independent contractor engaged by the Company or any Subsidiary as of the date hereof, whose base fees under their Contract or arrangement or, if there is no written Contract, the aggregate fees paid to them in the financial year 2023 are in excess of $75,000, including their consulting fees, any other forms of compensation or benefits to which they are entitled and whether they are subject to a written Contract. Current and complete copies of all such independent contractor Contracts that provide for base fees in excess of $150,000 per annum have been provided to the Purchaser. To the knowledge of the Company, each independent contractor of the Company and its Subsidiaries listed in Schedule 3.1(39(c) of the Company Disclosure Letter has been properly classified as an independent contractor and neither the Company nor any Subsidiary has received any notice in writing from any Governmental Entity disputing such classification.

(d)	Except as set out in Schedule 3.1(39(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound or governed by, or subject to:

(i)	any collective bargaining or union agreement, or any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights in respect of the Company or any of its Subsidiaries; or

(ii)	any labour dispute, strike, lock-out, work slowdown or stoppage relating to or involving any Company Employee and no such event has occurred within the last year.

(e)	The Company, in all material respects, has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Entity.

(f)	There are no material charges pending with respect to the Company or any of its Subsidiaries under applicable occupational health and safety legislation (“OHSL”). To the knowledge of the Company, the Company and each of its Subsidiaries have, in the past three years, complied in all material respects with the material terms and conditions of OHSL, as well as any orders issued under OHSL and, to the knowledge of the Company, there are no appeals of any material orders under OHSL currently outstanding.

(g)	Except as disclosed in Schedule 3.1(39(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has, in the past three years, engaged in any unfair labour practice and there are no actual or, to the knowledge of the Company, threatened unfair labour practice complaints pertaining to the Company or any of its Subsidiaries.

40.	Employee Benefits.

(a)	Other than the Company Share Compensation Plan and all Employee Plans set out in Schedule 3.1(40(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company. The Company has provided as part of the Company Diligence Information true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related documentation.

(b)	Each of the Company and its Subsidiaries has complied in all material respects with all the terms of, and all applicable Laws in respect of, the Employee Plans. All contributions, and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employees Plans and applicable Laws. The Company and/or its Subsidiaries, as the case may be, have paid in full all contributions for the period up to the date hereof.

(c)	No Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of the Company or its Subsidiaries.

41.	Insurance.

(a)	The Company and each of its Subsidiaries is, and has been continuously since January 1, 2023, insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company, its Subsidiaries and their respective assets.

(b)	Except as disclosed in Schedule 3.1(41)(b) of the Company Disclosure Letter, each material insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company and its Subsidiaries, is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed. Except as disclosed in Schedule 3.1(41)(b) of the Company Disclosure Letter, there is no material claim pending under any insurance policy of the Company or of any of its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Company or of any of its Subsidiaries, have been properly reported to and accepted by the applicable insurer.

42.	Taxes.

(a)	Except as disclosed in Schedule 3.1(42)(a) of the Company Disclosure Letter, the Company and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)	Except as disclosed in Schedule 3.1(42)(b) of the Company Disclosure Letter, the Company and each of its Subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company in accordance with IFRS. The Company and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Except as disclosed in Schedule 3.1(42)(b) of the Company Disclosure Letter, since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c)	Except as disclosed in Schedule 3.1(42)(c) of the Company Disclosure Letter, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company, nor any of its Subsidiaries, is a party to any material action or proceeding for the assessment or collection of Taxes and no such event has been asserted or threatened in writing against the Company or any of its Subsidiaries, or any of their respective assets.

(d)	No claim has been made by any Governmental Entity in a jurisdiction where the Company and any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, is or may be subject to material Tax by that jurisdiction and none of the Company nor any of its Subsidiaries carries on business in a jurisdiction in which it does not file a Tax Return in respect of income.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(f)	Except as disclosed in Schedule 3.1(42)(f) of the Company Disclosure Letter, each of the Company and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes, has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, and complied in all material respects with all applicable Laws relating to reporting of such Taxes.

(g)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.

(h)	The Company and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all material Tax Returns, together with any notices of assessment or reassessment of the Company and each of its Subsidiaries and all correspondence with any Governmental Entity relating to Taxes, for any taxation year or period that remains open for assessment or reassessment as of the date hereof.

(i)	None of the Company or any of its Subsidiaries is a party to or bound by (A) any agreement with a taxing authority or (B) any obligation under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than a customary commercial agreement not primarily related to Taxes), or (C) any agreement (other than a customary commercial agreement not primarily related to Taxes) under which the Company or any of its Subsidiaries could be (1) liable for any material Taxes or other claims of any party or (2) required to make payments with respect to any Tax benefits (whether actual Tax benefits or deemed Tax benefits) or Tax assets, including transaction tax benefits arising from a prior transaction.

(j)	There are no facts, circumstances or events that exist or have existed which have resulted or may result in the application of any of sections 15, 17, 78 to 80.04 or 224 of the Tax Act (or any similar provision of an applicable Law of any province or territory of Canada) to the Company or any of its Subsidiaries.

(k)	The Company and each of its Subsidiaries has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l)	None of the Company nor any of its Subsidiaries has any liability for Taxes of any other Person including, for greater certainty, under sections 159 or 160 of the Tax Act (or any similar provisions of federal, state, local or foreign law).

(m)	The Company is a “taxable Canadian corporation” within the meaning of the Tax Act.

43.	Insolvency.

(a)	Neither the Company nor any of its Subsidiaries is an “insolvent person” or has committed an “act of bankruptcy” within the meaning of the Bankruptcy and Insolvency Act (Canada) or sought protection from its creditors before any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any act or undertaken or become subject to a proceeding with respect to a compromise or arrangement, taken any act or undertaken or become subject to or have been threatened with a proceeding to be declared bankrupt, made any assignment for the benefit of its creditors, had any Person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had or have been threatened with any petition for a receiving order in bankruptcy filed against it or to declare it bankrupt or insolvent.

(b)	No administrator, administrative receiver or any other receiver, receiver-manager or manager has been appointed or threatened to be appointed by any Person in respect of the Company or any of its Subsidiaries or all or any of their respective assets and, to the knowledge of the Company, no steps have been taken to initiate any such appointment. No analogous appointments have been made or initiated under any Laws applying to the Company or any of its Subsidiaries.

(c)	No Order has been made, no resolution has been passed and no petition has been filed or threatened against the Company or any of its Subsidiaries for the winding up, dissolution or liquidation of the Company or any of its Subsidiaries or for a provisional liquidator to be appointed in respect of the Company or any of its Subsidiaries, and no petition has been presented or threatened and no meeting has been convened for the purpose of the winding up, dissolution or liquidation of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has become subject to analogous proceedings under any Laws.

44.	Opinions of Financial Advisor and Fairness Opinion Provider. The Board has received the Fairness Opinions in oral form, which opinions have not been modified, amended, qualified or withdrawn. A true and complete copy of the written Company Fairness Opinions will be provided by the Company to the Purchaser promptly following delivery of the same to the Board.

45.	Financial Advisors or Brokers. The Company has not incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, other than with respect to the Financial Advisor and the Fairness Opinion Provider. The Company has provided the Purchaser correct and complete copies of the agreements under which the Financial Advisor and the Fairness Opinion Provider have agreed to provide services to the Company. Schedule 3.1(45) of the Company Disclosure Letter sets out the aggregate amount determined to be payable to and as agreed upon with the Financial Advisor or the Fairness Opinion Provider pursuant to the agreements with those parties.

46.	Board Approval. The Board after consultation with the financial and legal advisors, has unanimously: (i) determined that the Consideration to be received by the Company Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of the Company; (ii) resolved to unanimously recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

47.	Anti-Bribery and Corruption. None of the Company nor any of its Subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of the Company, any of their respective agents or representatives, have directly or indirectly, (i) offered, promised, made or authorized, or agreed to offer, promise, make or authorize, any contribution, expense, payment or gift of funds, property or anything else of value to or for the use or benefit of any Government Official for the purpose of securing action or inaction or a decision of a Governmental Entity or a Government Official, influence over such action, inaction or decision, or any improper advantage; or (ii) taken any action which is or would be otherwise inconsistent with or prohibited by any Anti-Corruption Law binding on the Company or any of its Subsidiaries. The operations of the Company and its Subsidiaries have been conducted at all times in compliance with all applicable Anti- Corruption Laws and, except as disclosed in Schedule 3.1(47) of the Company Disclosure Letter, over the past six years there has been no suit, action, investigation, inquiry, litigation or proceeding by or before any Governmental Entity, customer, business partner or any arbitrator or any internal investigation involving the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their directors, officers, employees, agents or representatives with respect to Anti-Corruption Laws, and, to the knowledge of the Company, there are no circumstances likely to lead or give rise to any such suit, action, investigation, inquiry, litigation or proceeding and none are pending or threatened. The Company and its Subsidiaries are not ineligible nor considered by any Governmental Entity to be ineligible, to tender for any contract or business with, or be awarded any contract or business by, such Governmental Entity, or to tender for or perform any sub-contracting work under a contract with such Governmental Entity. Each of the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with such legislation, including those for the detection, prevention and reporting of violations.

48.	Economic Sanctions and Export Controls. Each of the Company, its Subsidiaries, and their respective directors and officers, and, to the knowledge of the Company, the employees, agents and representatives of the Company and its Subsidiaries are, and, to the knowledge of the Company, for the past six years have been, in compliance with all applicable Trade Control Laws. Each of the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with such legislation, including those for the detection, prevention and reporting of violations. The operations of each of the Company and its Subsidiaries have been conducted at all times in compliance with Trade Control Laws and over the past six years there has been no suit, action, investigation, inquiry, litigation or proceeding by or before any Governmental Entity, customer, business partner or any arbitrator or any internal investigation involving each of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers, employees, agents or representatives with respect to Trade Control Laws, and, to the knowledge of the Company, there are no circumstances likely to lead or give rise to any such suit, action, investigation, inquiry, litigation or proceeding and none are pending or threatened.

49.	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Entity is required to be obtained or made by or with respect to the Company for the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement, other than:

(a)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(b)	the Final Order, and any filings required in order to obtain the Final Order; and

(c)	such filings and other actions required under applicable Securities Laws and the rules and policies of the TSXV and of the OTCQX;

(d)	any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(e)	third party consents, approvals and notices set out in Schedule 3.1(49(e) of the Company Disclosure Letter.

50.	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Company or any of its Subsidiaries or affiliates, any acquisition of property by the Company or any of its Subsidiaries or affiliates, or the conduct of business by the Company or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

51.	Confidentiality and Indemnification Agreements. All agreements entered into by the Company or any of its Subsidiaries with persons regarding the confidentiality of information provided to such person or reviewed by such persons with respect to any transaction in the nature described in the definition of Acquisition Proposal, that remain in force and effect as the date hereof, have not been waived or released with respect to the applicability of any such “standstill” or other provisions of such confidentiality agreements, except to the extent such agreements provide for automatic exemptions as a result of the Arrangement. The Company Diligence Information contains correct and complete copies of all indemnity agreements and any similar agreements to which the Company is a party that contain rights to indemnification in favour of the current officers and directors of the Company.

SCHEDULE D

PURCHASER REPRESENTATIONS AND WARRANTIES

1.	Organization and Qualification. Each of the Purchaser and its Subsidiaries (i) has been duly incorporated, is a valid and subsisting corporation in good standing under the laws of its jurisdiction of incorporation and is up-to-date in all material corporate filings, (ii) has all requisite corporate power and authority to conduct its business as now conducted or currently proposed to be conducted, to own or lease its property and assets and (iii) is duly qualified, licensed, or registered to transact business in each jurisdiction where such qualification, license or registration is necessary, whether by reason of the ownership or leasing of property or the conduct of business, and is carrying on business in material compliance with all applicable Laws, rules or regulations of each such jurisdiction, except where the failure to be in good standing or so registered would not be expected to have a Material Adverse Effect in respect of the Purchaser. No acts or proceedings have been taken or instituted, are pending or, to the knowledge of the Purchaser, have been threatened, in any such jurisdiction to dissolve or liquidate the Purchaser or any of the Purchaser Material Subsidiaries, or to revoke, limit or curtail such power and authority of the Purchaser or any of the Material Subsidiaries.

2.	Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the completion of the Arrangement and the other transactions contemplated hereby.

3.	Board Approval. The board of directors of the Purchaser has approved the Arrangement and the execution and performance of this Agreement.

4.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.	Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser or by any of its Subsidiaries other than filings with the Securities Authorities or the TSX or NYSE.

6.	Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both):

(a)	contravene, conflict with, or result in any violation or breach of the Purchaser’s Constating Documents or the organizational documents of any of its Subsidiaries;

(b)	assuming compliance with the matters referred to in Paragraph 5 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser or any of its Subsidiaries, or any of their respective properties or assets; or

(c)	allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any material contract or any material Authorization to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser or any of its Subsidiaries is bound unless it would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Purchaser’s ability to consummate the Arrangement.

7.	Capitalization.

(a)	The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares. As of close of business on April 25, 2024, there were 177,553,030 Purchaser Shares issued and outstanding. A further 1,647,001 Purchaser Shares have been reserved for issuance upon the due and proper exercise of certain incentive options (“Purchaser Options”) outstanding as of April 25, 2024. A further 2,953,666 Purchaser Shares have been reserved for issuance upon the vesting of certain restricted share units (“Purchaser RSUs”) outstanding as of April 25, 2024.

(b)	All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable (and no such shares have been issued in violation of any pre-emptive or similar rights), all Purchaser Shares issuable upon the exercise of the Purchaser Options have been duly authorized and all Purchaser Shares issuable upon the vesting of the Purchaser RSUs have been duly authorized and, upon issuance, shall be validly issued as fully paid and non- assessable. No Purchaser Shares have been issued and no Purchaser Options or Purchaser RSUs have been granted in violation of any Law on the part of the Purchaser or any pre-emptive or similar rights applicable to them.

(c)	Except for Purchaser Shares issuable pursuant to the exercise of Purchaser Options and the vesting of the Purchaser RSUs, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre- emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Purchaser or any of its Subsidiaries to, directly or indirectly, issue, register for sale, repurchase or redeem any securities of the Purchaser or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Purchaser or of any of its Subsidiaries.

(d)	There are no issued, outstanding or authorized notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Purchaser Shares on any matter except as required by Law.

8.	Purchaser Shares and Replacement Options. All Purchaser Shares will, when issued in accordance with the terms of the Agreement, be validly issued as fully paid and non- assessable shares in the capital of the Purchaser. The issuance and sale of the Purchaser Shares is not subject to any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase Purchaser Shares and will not result in a right of any holder of the Purchaser’s securities to adjust the exercise, conversion, exchange or reset price under, and will not result in any other anti-dilution or other adjustments (automatic or otherwise) under, any securities of the Purchaser. The Replacement Purchaser Options to be issued will, when issued in accordance with the terms of the Agreement, be duly and validly created and issued. The Purchaser Shares underlying the Replacement Purchaser Options will, upon issuance of the Replacement Purchaser Options pursuant to the terms of the Agreement, duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Replacement Purchaser Options and receipt by the Purchaser of the exercise price therefor, such Purchaser Shares will be duly and validly issued as fully paid and non-assessable. The Purchaser Shares underlying the Company Warrants will, at the Effective Time, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Company Warrants and receipt by the Purchaser of the exercise therefor, such Purchaser Shares will be duly and validly issued as fully paid and non-assessable.

9.	Sufficiency of Funds. The Purchaser has sufficient funds available to satisfy the subscription amount required under the Private Placement.

10.	Shareholders’ and Similar Agreements. Neither the Purchaser nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership, registration, transfer or voting of any of the securities of the Purchaser or of any of its Subsidiaries or pursuant to which any Person other than the Purchaser or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Purchaser or in any of its Subsidiaries.

11.	Share Ownership. The Purchaser and its Affiliates and persons acting jointly or in concert with the Purchaser and its Affiliates do not beneficially own or exercise control or direction over any Common Shares or other securities of the Company as of the date of this Agreement.

12.	Securities Law Matters.

(a)	The Purchaser is a “reporting issuer” or equivalent thereof and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces and territories of Canada in which such concept exists and is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX. The Purchaser Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act, Purchaser is subject to the reporting requirements of Section 13 of the U.S. Exchange Act and Purchaser is not in default in any material respect of its obligations as such. No delisting, suspension of trading in or cease trading order with respect to any of its securities and, to the knowledge of the Purchaser, no inquiry or investigation of any Securities Authority or the SEC, is pending, in effect or ongoing or threatened. The Purchaser Shares are listed on the TSX and the NYSE and trading of the Purchaser Shares is not currently halted or suspended. The Purchaser does not have any securities listed for trading on any securities exchange other than the TSX and the NYSE. None of the Purchaser’s Subsidiaries is subject to any material disclosure requirements under any securities laws in any jurisdiction in which such Subsidiary is formed or otherwise organized or operates.

(b)	The documents comprising the Purchaser Filings that were required to be filed pursuant to applicable Securities Laws and U.S. Securities Laws comply as filed or furnished in all material respects with the requirements of applicable Securities Laws and U.S. Securities Laws and, where applicable, the rules and policies of the TSX and the NYSE and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Purchaser has, since January 1, 2023, complied and is in compliance with applicable Securities Laws and U.S. Securities Laws and the rules, policies and requirements of the TSX and the NYSE in all material respects. The Purchaser has timely filed with the Securities Authorities and the SEC all material forms, reports, schedules, certifications, statements and other documents required to be filed by it under applicable Securities Laws and U.S. Securities Laws and where applicable, the rules and policies of the TSX and the NYSE since January 1, 2023. The Purchaser has not filed any confidential material change report with the Securities Authorities which at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters that the Purchaser has received from any Securities Authority or the SEC with respect to any of the Purchaser Filings and, to the Purchaser’s knowledge, neither the Purchaser nor any of the Purchaser Filings are subject of an ongoing audit, review, comment or investigation by any Securities Authority or U.S. Securities Authority or the SEC, or in the case of the Purchaser, the TSX or the NYSE.

(c)	The Purchaser is not subject to any cease trade or other order of the TSX, the NYSE or any Securities Authority or the SEC, and, to the knowledge of the Purchaser, no investigation or other proceedings involving the Purchaser that may operate to prevent or restrict trading of any securities of the Purchaser are currently in progress or pending before the TSX, the NYSE or any Securities Authority or the SEC.

(d)	The Purchaser is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act and is eligible to make filings with the SEC pursuant to the U.S./Canada Multijurisdictional Disclosure System.

13.	Financial Statements.

(a)	The audited consolidated financial statements of the Purchaser (including any of the notes or schedules thereto, the auditors’ report thereon and related management’s discussion and analysis) for the year ended March 31, 2023 and the unaudited interim financial statements of the Purchaser for the three and nine months ended December 31, 2023 (i) were prepared in accordance with IFRS, consistently applied, (ii) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its respective Subsidiaries as of the dates set out in such statements and the consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its respective Subsidiaries as at the dates and for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements) and (iii) reflect appropriate reserves in respect of contingent liabilities, if any. The Purchaser does not intend to make any material correction or restatement of, nor, to the knowledge of the Purchaser, is there any basis for any material correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph (13). Except as described in the notes to the Purchaser’s audited consolidated financial statements as at and for the fiscal years ended March 31, 2023 and 2022, there has been no material change in the Purchaser’s accounting policies since March 31, 2023. Except as disclosed in the Purchaser Filings, there are no, nor are there any commitments to become a party to, any off-balance sheet transactions of the Purchaser or of any of its Subsidiaries with unconsolidated entities or other Persons.

(b)	Since January 1, 2023, the financial books, records and accounts of the Purchaser and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Purchaser’s financial statements for periods beginning on or after such date.

14.	Disclosure Controls and Internal Control over Financial Reporting.

(a)	The Purchaser has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Purchaser’s management, as applicable, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	The Purchaser has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)	To the knowledge of the Purchaser, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Purchaser. To the knowledge of the Purchaser, none of the Purchaser, any of its Subsidiaries, or any of their respective directors, officers, auditors, accountants or representatives has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

15.	Auditors. The auditors of the Purchaser are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Purchaser.

16.	No Undisclosed Liabilities. The Purchaser and its Subsidiaries do not have any material Liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise required to be disclosed under the IFRS, which, in either case, are not fully reflected, reserved against or disclosed in the Purchaser Financial Statements.

17.	Environmental. None of the Purchaser nor any of its Subsidiaries have Released, and, to the knowledge of the Purchaser, no other Person has Released, any Hazardous Substances in violation of Environmental Laws on, at, in, under or from any real property currently owned or leased by the Purchaser or any of its Subsidiaries or, to the knowledge of the Purchaser, any real property previously owned or leased by the Purchaser or any of its Subsidiaries.

18.	Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for all of the real properties owned by the Purchaser or any of its subsidiaries (collectively, the “Purchaser Property”) and all material mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) of the Purchaser and its Subsidiaries (collectively, the “Purchaser Mineral Rights”) in which the Purchaser or any of its Subsidiaries holds an interest, as set forth in the Purchaser Filings, were prepared in all material respects in accordance with sound mining, engineering, geosciences and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Purchaser or any of its Subsidiaries, or any of their material joint ventures, taken as a whole, from the amounts set forth in the Purchaser Filings.

19.	No Expropriation. No property or asset of the Purchaser or any of its Subsidiaries has been taken or expropriated by any Governmental Entity nor, to the knowledge of the Purchaser, has any Governmental Entity given notice of or commenced any proceeding to take or expropriate any such property or asset.

20.	NI 43-101 Technical Reports. Since January 1, 2023, the Purchaser has duly and timely filed all technical reports required by NI 43-101 to be filed with the Securities Authorities and all such technical reports have been prepared and disclosed in accordance with the requirements of, and in compliance with, NI 43-101, including Form 43-101F1. There has been no change of which the Purchaser is or should be aware that would disaffirm, misrepresent or change any material aspect of any such current technical report or that would require the filing of a new technical report under NI 43-101 and applicable Securities Laws. All of the material assumptions contained in such current technical reports are reasonable and appropriate. Each such filed and current technical report was prepared by, or under the supervision of, a qualified person within the meaning of NI 43-101.

21.	Mineral Rights. Except as disclosed in the Purchaser Filings, the Purchaser and its Subsidiaries, as the case may be, hold ownership rights (or equivalent in the relevant jurisdiction of operation), leases, licenses, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Purchaser Properties are located, under valid, subsisting and enforceable title documents or instruments, sufficient to permit the Purchaser and its Subsidiaries, as the case may be, to explore for, develop, mine or produce (as applicable) the minerals relating thereto, and all property, leases or claims in which the Purchaser or any of its Subsidiary has any interest or right have been validly applied for and, if issued, to the knowledge of the Purchaser, issued in accordance with all applicable Laws and are valid and subsisting. The Purchaser and each of its Subsidiaries as the case may be, have all necessary surface rights, access rights and other necessary rights and interests relating to the Purchaser Properties, granting the Purchaser and its Subsidiaries, as the case may be, the right and ability to explore for, develop, mine or produce (as applicable) minerals as are appropriate in view of the rights and interest therein of the Purchaser and its Subsidiaries, as the case may be, and the current state of exploration, development, mining or production (as applicable), with only such exceptions as do not materially interfere with the use made by the Purchaser and its Subsidiaries, as the case may be, of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements, leases, instruments and obligations relating thereto is currently in good standing in the name of the Purchaser or one of its Subsidiary.

22.	Title to Assets. Except as disclosed in the Purchaser Filings, the Purchaser and its Subsidiaries hold ownership rights (or equivalent in the relevant jurisdiction of operation) and have all material licences, leases, permits, land use right certificates or Authorizations in respect of the Purchaser Property and related assets, and hold mineral, access and other rights or interests to the Purchaser Property (collectively, the “Purchaser Property Rights”), free and clear of all Liens, except for any defects which, individually or in aggregate are not material to the Purchaser or its Subsidiaries, and no other property rights, interests or Authorizations are necessary for the conduct of the business of the Purchaser or any of its Subsidiaries, as currently conducted. The mining claims relating to the Purchaser Property have at all times been in good standing and in material compliance with all applicable Laws, regulations and policies. There is no material adverse claim against or challenge that might or could reasonably be expected to adversely affect the Purchaser Property Rights or the right of the Purchaser or any of its Subsidiaries to use, transfer or otherwise exploit the Purchaser Property or any of the Purchaser Mineral Rights. The Purchaser and its Subsidiaries have all surface rights, including leases, permits or licences operations from Governmental Entities, permitting the use of land by the Purchaser and its Subsidiaries, and other interests that are required to exploit the Purchaser Mineral Rights based on current operations and, to the knowledge of the

Purchaser, no third party or group holds any such rights that would be required by the Purchaser to use, transfer or develop the Purchaser Properties or any of the Purchaser Mineral Rights.

23.	Environment. Except as disclosed in the Purchaser’s Filings, the Purchaser has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Purchaser or any of its Subsidiaries. The Purchaser or any of its Subsidiaries have not received from any Person or Governmental Entity any notice, formal or informal, of any proceeding, action, or other claim, liability, or potential liability arising under any Environmental Law that is pending as of the date of this Agreement.

24.	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Purchaser or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Purchaser or any of its Subsidiaries or affiliates, any acquisition of property by the Purchaser or any of its Subsidiaries or affiliates, or the conduct of business by the Purchaser or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

25.	Absence of Certain Changes. Except as disclosed in the Purchaser Filings, since December 31, 2023, other than the transactions in this Agreement: there has not been any change, event, occurrence, development, effect or state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect on the Purchaser or the Purchaser Material Property.

26.	Litigation. Except any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no claims, actions, suits, orders, directives, arbitrations, inquiries, investigations or proceedings pending, or threatened, against the Purchaser or any of its Subsidiaries, or, to the knowledge of the Purchaser, affecting any of their respective properties or assets that if determined adverse to the interests of the Purchaser or its Subsidiaries, could reasonably be expected to have, individually or on the aggregate, a Material Adverse Effect in respect of the Purchaser or would be reasonably expected to prevent or delay the completion of the Arrangement or the transactions contemplated hereby, nor, to the knowledge of the Purchaser, are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Purchaser, threatened against or relating to the Purchaser or any of its Subsidiaries. Neither the Purchaser nor any of its Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser or that would or would be reasonably expected to prevent or delay the completion of the Arrangement or the transactions contemplated hereby.

27.	Taxes.

(a)	The Purchaser and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)	Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser, the Purchaser and each of its Subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Purchaser in accordance with IFRS. The Purchaser and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Purchaser for any Taxes of the Purchaser and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Except as disclosed in the Purchaser Filings, since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c)	Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Purchaser or any of its Subsidiaries, and neither the Purchaser, nor any of its Subsidiaries, is a party to any material action or proceeding for the assessment or collection of Taxes and no such event has been asserted or threatened in writing against the Purchaser or any of its Subsidiaries, or any of their respective assets.

(d)	No claim has been made by any Governmental Entity in a jurisdiction where the Purchaser and any of its Subsidiaries does not file Tax Returns that the Purchaser, or any of its Subsidiaries, is or may be subject to material Tax by that jurisdiction and none of the Purchaser nor any of its Subsidiaries carries on business in a jurisdiction in which it does not file a Tax Return in respect of income.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Purchaser or any of its Subsidiaries.

(f)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the Purchaser or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.

(g)	The Purchaser and each of its Subsidiaries has made available to the Company true, correct and complete copies of all material Tax Returns, together with any notices of assessment or reassessment of the Purchaser and each of its Subsidiaries and all correspondence with any Governmental Entity relating to Taxes, for any taxation year or period that remains open for assessment or reassessment as of the date hereof.

(h)	None of the Purchaser or any of its Subsidiaries is a party to or bound by (A) any agreement with a taxing authority or (B) any obligation under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than a customary commercial agreement not primarily related to Taxes), or (C) any agreement (other than a customary commercial agreement not primarily related to Taxes) under which the Purchaser or any of its Subsidiaries could be (1) liable for any material Taxes or other claims of any party or (2) required to make payments with respect to any Tax benefits (whether actual Tax benefits or deemed Tax benefits) or Tax assets, including transaction tax benefits arising from a prior transaction.

(i)	There are no facts, circumstances or events that exist or have existed which have resulted or may result in the application of any of sections 15, 17, 78 to 80.04 or 224 of the Tax Act (or any similar provision of an applicable Law of any province or territory of Canada) to the Purchaser or any of its Subsidiaries.

(j)	The Purchaser and each of its Subsidiaries has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(k)	None of the Purchaser nor any of its Subsidiaries has any liability for Taxes of any other Person including, for greater certainty, under sections 159 or 160 of the Tax Act (or any similar provisions of federal, state, local or foreign law).

(l)	Except as could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser, each of the Purchaser and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes, has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, and complied in all material respects with all applicable Laws relating to reporting of such Taxes.

(m)	The Purchaser is a “taxable Canadian corporation” within the meaning of the Tax Act.

28.	Bankruptcy and Insolvency. None of the Purchaser or any of its Subsidiaries has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof nor has any petition for a receiving order been presented in respect of it. None of the Purchaser or any of its Subsidiaries has initiated any Legal Proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution and, to the knowledge of the Purchaser, no such Legal Proceedings have been threatened by any other Person. No receiver has been appointed in respect of the Purchaser or any of its Subsidiaries or any of their respective property or assets and no execution or distress has been levied upon any of their respective property or assets and, to the knowledge of the Purchaser, no such Legal Proceedings have been threatened by any other Person.

29.	Anti-Bribery and Corruption. Neither the Purchaser nor any of its Subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of the Purchaser, any of their respective agents or representatives have directly or indirectly, (i) offered, promised, made or authorized, or agreed to offer, promise, make or authorize, any contribution, expense, payment or gift of funds, property or anything else of value to or for the use or benefit of any Government Official for the purpose of securing action or inaction or a decision of a Governmental Entity or a Government Official, influence over such action, inaction or decision, or any improper advantage; or (ii) taken any action which is or would be otherwise inconsistent with or prohibited by applicable Anti-Corruption Laws. The operations of the Purchaser and its Subsidiaries have been conducted at all times in compliance with Anti-Corruption Laws and over the past six years there has been no suit, action, investigation, inquiry, litigation or proceeding by or before any Governmental Entity, customer, business partner or any arbitrator or any internal investigation involving the Purchaser or any of its Subsidiaries or any of their directors, officers, employees, agents or representatives or, with respect to Anti-Corruption Laws, and there are no circumstances likely to lead or give rise to any such suit, action, investigation, inquiry, litigation or proceeding and none are pending or threatened. The Purchaser and its Subsidiaries are not ineligible nor considered by any Governmental Entity to be ineligible, to tender for any contract or business with, or be awarded any contract or business by, such Governmental Entity, or to tender for or perform any sub-contracting work under a contract with such Governmental Entity. Each of the Purchaser and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with such legislation, including those for the detection, prevention and reporting of violations.

30.	Economic Sanctions and Export Controls. Each of the Purchaser, its Subsidiaries, and their respective directors and officers, and, to the knowledge of the Purchaser, the employees, agents and representatives of the Purchaser and its Subsidiaries are, and, to the knowledge of the Company, for the past six years have been, in compliance with applicable Trade Control Laws. Each of the Purchaser and its Subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with such legislation, including those for the detection, prevention and reporting of violations. The operations of each of the Purchaser and its Subsidiaries have been conducted at all times in compliance with Trade Control Laws and over the past six years there has been no suit, action, investigation, inquiry, litigation or proceeding by or before any Governmental Entity, customer, business partner or any arbitrator or any internal investigation involving each of the Purchaser or any of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives with respect to Trade Control Laws, and there are no circumstances likely to lead or give rise to any such suit, action, investigation, inquiry, litigation or proceeding and none are pending or threatened.

31.	Investment Canada Act. The Purchaser is not a “non Canadian” within the meaning of the Investment Canada Act.